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AURIZON

Aurizon Mines Ltd.
2007 Financial Report

"We have the people, projects, location and opportunities to capitalize on what we believe will be a prolonged uptrend in the price of our favourite metal."
- David Hall, President and Chief Executive Officer.

AURIZON MINES LTD.

Creating Value Through Production, Development and Exploration

Casa Berardi Gold Mine
In Production
Quebec, Canada

QUEBEC
ONTARIO
QUEBEC
La Sarre
Rouyn-Noranda
Val d'Or
North Bay
AURIZON
Project Location Map

Joanna Gold Project
Advanced Stage Exploration
Quebec, Canada

Kipawa
Gold/Uranium/Rare Earth Elements
Early Stage Exploration

2007

AURIZON

"Gilles Brousseau Shaft"
In recognition of his contribution to the start-up of operations at Casa Berardi

Michel Gilbert - Vice President
Announces the new name of the Casa Berardi West Mine Shaft
"Gilles Brousseau Shaft"

URIZO

Commemmorative plaque unveiled at Casa Berardi
From left to right: Gilles Brousseau, Réjean Perron, Sylvie McCallum-Rougerie

International Engineering and Geological Staff at Casa Berardi
From left to right: Raphael Morand - Geologist (France), Herman Socrates De Los Rios Juris - Mining Engineer (Chile), Niang Papa Saer - Civil Engineer (Congo), Felipe Franco - Geologist (Columbia), Aissatou Mbaye - Mining Engineer (Congo), Laurent Eustache - Geologist (France), Christian Bolusala Ngoma - Mining Engineer Trainee (Congo)

Photos on Front Cover (from left to right)
1) Gilles Brousseau
2) Jacynthe Lafond, Elise Bourgault
3) Karine Malépar, Alexandre Boudreault, Jacynthe Lafond, Bruce St-Denis, Brian Yong
4) Simon Lacasse, Renée Jacob, Natalie St-Amant, Suzanne Létourneau, Angela McMillan, Constant Lachaine, Denis Gagnon, Danielle Morin
5) Photo of gold bars taken by Terry Davis of Photomining
6) Patrice Barbe, Ghislain Fournier, Laurent Eustache, Martin Demers, Elise Bourgault, Jacynthe Lafond

FINANCIAL HIGHLIGHTS

	2007	2006	2005
Gold production (ozs)	159,469	17,731	-
Gold sales (ozs)	160,600	6,882	-
Ore milled (tonnes)	545,258	68,481	-
Financial Results (C$000)			
Total revenue	$87,999	-	-
Earnings (loss)	5,529	(15,036)	1,744
Operating cash flow	32,238	(13,022)	(4,137)
Financial Position (C$000)			
Cash & cash equivalents	$24,836	$9,465	$25,010
Restricted Cash	31,754	19,357	-
Working capital	31,933	29,314	25,036
Total assets	245,611	226,229	140,187
Long-term debt	44,924	68,840	-
Share Data:			
Earnings (loss) per share	$0.04	($0.10)	$0.01
Weighted average shares outstanding	146,501,956	144,399,006	117,686,120
Shares issued and outstanding – December 31, 2007	146,730,948	146,313,048	139,532,048

Conversion Table		
Metric System		Imperial System
1 metre (m)	=	3.2808 feet (ft)
1 hectare (ha)	=	2.4711 acres
1 kilometre (km)	=	0.6214 mile (mi)
1 gram (g)	=	0.0322 troy ounce (oz)
1 tonne (t)	=	1.1023 tons (t)
1 gram/tonne (g/t)	=	0.0292 ounce/ton (oz/t)

Aurizon Mines Ltd. *Financial Report 2007*

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.

AURIZON ASSETS

- Casa Berardi – (Gold) 160,000 ounces of annual gold production
- Joanna – (Gold) Advanced stage exploration
- Kipawa – (Gold/Uranium/Rare Earth Elements)
- ***Controls over 300 square miles of prospective geology***
- Experienced management team

AURIZON ADVANTAGE

- **Excellent Location**
  - Politically stable, pro-mining
  - Good geology & infrastructure
- **Attractive gold production profile**
  - 160,000 ounces/yr from Casa Berardi
  - Potential incremental production from Joanna
- **Significant Exploration Potential**
  - Large prospective land position
  - Untested depth potential
- **Proven Management**
  - Exploration success at Casa Berardi, Joanna and Kipawa
  - Built Casa Berardi mine on time and on budget
  - Management each have over 25 years experience in management and financing of mineral exploration, development and production
  - Awarded "Company of the Year" in 2007 from the Association de L'exploration Miniere du Quebec (AEMQ)

2007 Gold Production at Casa Berardi

180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
20
18
16
14
12
10
8
6
4
2
0
104,663
134,569
152,025
154,001
10.14
10.4
10.6
8.1
32,013
42,144
48,305
37,007
Q1
Q2
Q3
Q4
Gold Production ounces
Tonnes Milled
Gold Grade (grams per tonne)

Aurizon Trading
January 2007 – February 2008

Aurizon Trading (January 2007 - February 2008)
Volume
Share Price
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
TSX: ARZ
AMEX: AZK
Share Price AMEX $US
Share Price TSX $CDN

AURIZON MINES LTD.

TABLE OF CONTENTS

REPORT TO SHAREHOLDERS

2

ACCOMPLISHMENTS, PLANS AND OBJECTIVES

3

MINERAL PROPERTIES – CASA BERARDI GOLD MINE, QUEBEC

4

MINERAL PROPERTIES – JOANNA GOLD PROPERTY, QUEBEC

5

MINERAL PROPERTIES – KIPAWA GOLD/URANIUM PROPERTY, QUEBEC

5

GOLD OUTLOOK

6

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

7

MANAGEMENT'S RESPONSIBILITY

25

AUDITORS’ REPORT

26

CONSOLIDATED FINANCIAL STATEMENTS

28

Aurizon Mines Ltd.  Financial Report 2007

REPORT TO SHAREHOLDERS

Fellow Shareholders,

2007 was another milestone year for our Company.  Commercial production was achieved at Casa Berardi, a significant mineral resource was outlined at Joanna, and uranium and rare earth elements were discovered at our Kipawa property.

Gold production from Casa Berardi generated record operating cash flow for Aurizon of $32.2 million.  As a result, the Company ended the year with over $56 million in cash.  We purchased Casa Berardi almost ten years ago in the belief that we could develop a mine which would provide a strong platform for future growth.  The first year of operations has clearly demonstrated the validity of our initial expectations and the potential cash generating capacity of Casa Berardi, especially in a rising gold price environment.

It should be noted that since the acquisition of Casa Berardi, our exploration efforts have been concentrated in the West Mine area on an approximate two kilometre section of our thirty seven kilometre long property.  As we have now successfully constructed and commissioned a viable mining operation, we will utilize our significant cash flows to explore and develop additional zones between the West Mine and East Mine areas.  Two major exploration initiatives will commence in 2008:

•

Project 280, which will involve drilling from the track drift at the 280 metre elevation to test the prospective area between the Principal Zones and the East Mine.

•

Project 810, which will provide underground access to drill the highly promising Zones 118 to 122 and Zone 123-S in the West Mine area.

It should also be noted that we will benefit from the experience and skills of Lake Shore Gold, as they commence drilling to unlock the potential of the thirty kilometres outside of the Mine property.

In addition, we have been successful in advancing the Joanna property very quickly to establish a significant mineral resource base.  We look forward to results from our ongoing drill program which will test for extensions of the mineralization outside of the area of the present resource contours, upgrade the quality of the present resources and test for an enrichment of the mineralized system to depth.

The potential for strong and higher gold prices looks excellent and bodes well for Aurizon shareholders as we continue to enhance the value of our prospective land holdings.

We would like to recognize the contribution of our two retiring directors, namely Frank Lang, a founding director and shareholder, who had the vision to become involved in gold exploration in the Abitibi region of Quebec many years ago, and Robert Normand, who has so effectively chaired our Audit Committee and provided excellent counsel on governance issues in recent years.  We wish Frank and Robert a long and healthy retirement.

In addition, I wish to express appreciation to our dedicated employees and various contractors for their contribution in the successful development, operation and exploration of our properties.

Finally, I have really appreciated the support of our Board of Directors and our loyal shareholders, both large and small.  We believe that we have built a strong foundation for future growth and value creation.  Aurizon is well positioned to benefit from higher gold prices.

March 19, 2008

David P. Hall

Chairman, President and Chief Executive Officer

Aurizon Mines Ltd.  Financial Report 2007

ACCOMPLISHMENTS, PLANS AND OBJECTIVES

2007 ACCOMPLISHMENTS AND HIGHLIGHTS

Quebec properties, Canada

▪

Successful commencement of commercial gold production at Casa Berardi

▪

159,469 ounces of gold produced in 2007

▪

Discovery of a new gold zone (Zone 123 South) along the South fault at Casa Berardi

▪

Establishment of indicated mineral resources of 630,000 ounces and inferred mineral resources of 1.4 million ounces at Joanna.

▪

Discovered gold, uranium and rare earth elements at the Kipawa property

Corporate

▪

Aurizon Receives “Company of the Year” award from the Association de l’Exploration Miniere du Québec (AEMQ)

▪

Diane Francis, Editor-at-Large, Financial Post, joins Aurizon's Board of Directors

▪

Market Capitalization increased 6% over last year; 509% over last 5 years

▪

Return on Investment over 5 years:  262%

▪

Compounded Average Growth over 5 years:  21%

2008 PLANS AND OBJECTIVES

Corporate

▪

Increase investor awareness and recognition in Europe, North America and globally to increase the market value and liquidity of the Company’s shares

▪

Build the Company’s asset base through exploration and development of existing projects and acquisitions

▪

Pursue corporate opportunities to increase reserve base and production profile on terms accretive to the Company’s shareholders

Casa Berardi

▪

Achieve gold production of 160,000 ounces at Casa Berardi

▪

Perform mining activities in accordance with safe and well planned mining practice, in compliance with all appropriate regulations, including environmental laws

▪

Develop longer term mining plan to incorporate conversion of resources to reserves and development thereof

▪

Replace reserves mined in 2008 and increase resources

Joanna

▪

Complete preliminary assessment report

▪

Drill to upgrade quality of mineral resources and increase resource base

▪

Initiate plans and actions to complete pre-feasibility study

▪

Pursue opportunities to increase land position and ownership interests in the area

Kipawa

▪

Drill to test potential for gold, rare earths and uranium

▪

Maintain and continue to foster good relationships with First Nation communities

▪

Execute memorandum of understanding with First Nations

LONG TERM OBJECTIVE

Build an intermediate gold producer with an attractive pipeline of exploration and development projects in mining friendly, politically stable jurisdictions

Aurizon Mines Ltd.  Financial Report 2007

MINERAL PROPERTIES

CASA BERARDI GOLD MINE, QUEBEC

Project Description/History

The Casa Berardi mine is situated 95 kilometres north of La Sarre, Quebec and straddles a 37 kilometre section of the Casa Berardi fault.  Between 1988 and 1997, approximately 690,000 ounces of gold were produced from two underground mines, approximately 5 kilometres apart, in the central portion of the property.  Aurizon acquired a 100% interest in the property in 1998 and conducted deep exploration drilling in the area of the West Mine, which was successful in discovering several new gold zones.  Of particular importance is Zone 113 which contains high grade gold mineralization in quartz veins and forms the core of the new mining operation.

Aurizon developed new underground infrastructure (production shaft, ramp, working levels, etc.) constructed surface facilities (hoistroom, headframe, etc), and rehabilitated the milling facility and fleet of mining equipment at a total cost of $103 million in order to commence production at the West Mine area.

Apart from the approximate two kilometre area explored by Aurizon to a depth of 1,000 metres, the large land position has not been systematically explored to depth and, accordingly, holds significant exploration potential.

2007 Gold Production

Gold production for the year ended December 31, 2007, totalled 159,469 ounces from the processing of 545,258 tonnes at an average grade of 9.8 grams of gold per tonne, which is 2.0 grams per tonne higher than the present mine reserve grade. Recoveries for the year averaged 93.0% which was higher than anticipated. Gold production was 3% lower than estimated due primarily to a delay in mining one higher grade stope that will now be mined in 2008.

Forecast Gold Production for 2008

It is estimated that Casa Berardi will produce between 160,000 - 170,000 ounces of gold in 2008 at an average grade of 8.6 grams of gold per tonne. Average daily mine production is forecast at 1,800 tonnes per day, an increase of 20% over 2007.

In 2008, ore grades are expected to be lower than the high grades achieved in 2007 and, assuming a stronger Canadian dollar at parity with the US dollar, total cash costs per ounce in 2008 are anticipated to increase to US$394 per ounce.

Sustaining capital expenditures at Casa Berardi are estimated to be $15.4 million in 2008, primarily for the development of the upper and lower portions of Zone 113 and of the Lower Inter Zone.  An additional $2.6 million is planned on infrastructure and equipment improvements.

Exploration for 2008

Surface drilling will focus on the extension of the South fault, east of Zone 123-S, and in the area of the East Mine crown pillar.

In addition, it is anticipated that Lake Shore Gold will commence surface drilling on the adjacent Casa Berardi exploration property in order to fulfill its commitment to incur expenditures of $600,000.

The three year underground exploration program, initiated in 2007, will continue as follows:

•

As the track drift connecting the West Mine and East Mine on the 280 metre level has been rehabilitated, drilling will occur in the area of the Principal Zone and between the two mines where limited surface exploration has been performed to date.

•

At the East Mine, rehabilitation of the underground workings and definition drilling is planned with the objective of transferring the inferred mineral resources to the indicated category and ultimately to mineral reserves.

•

An exploration drift will be developed at the 810 metre level, east of Zone 113 and south of the Casa Berardi fault, to provide drill access to test the depth extension of Zone 113 and to test the continuity and extension of Zones 118 - 122 and 123-South.

A total of $10.2 million will be invested for exploration at Casa Berardi, including $6.1 million on underground development and infrastructure, and $4.1 million on approximately 45,000 metres of surface and underground drilling.

Aurizon Mines Ltd.  Financial Report 2007

JOANNA GOLD PROPERTY, QUEBEC

The Joanna Gold Project is located along the Cadillac Break, 20 km east of Rouyn-Noranda, Quebec just off Highway 117 and two kilometers north-east of the Rouyn-Noranda airport .  The Rouyn-Noranda mining district is well known for its base metal deposits associated with volcanic rocks and several gold deposits in the immediate vicinity of the Cadillac Break (fault) have been defined over the years.  The Joanna Gold Project comprises 92 claims covering 2,608 hectares and is accessible via a gravel road to the old shaft collar of the Hosco mine.

As of September, 2007, a total of 11,200 metres in 25 holes, with 6844 samples were incorporated into a new resources estimate prepared by Geostat Systems International Inc.  The mineral resources are estimated at 11.3 million tonnes averaging 1.7 grams of gold per tonne, for 630,000 ounces in the indicated mineral resource category and 28.6 million tonnes averaging 1.6 grams of gold per tonne, for 1.42 million ounces in the inferred mineral resource category.  Mineral resources have been estimated in accordance with the Standards and Disclosure for Mineral Projects as defined by National Instrument 43-101.

Mineralization follows multiple distinct zones along a dip between 50 and 60 degrees to the north with a western plunge.  Current mineral resources are restricted to a 100 to 190 metre wide lower grade halo of 0.5 to 2.0 grams of gold per tonne. Mineralized zones along this corridor plunge to the west, and are usually narrower and less continuous in the western block and wider and more continuous in the eastern block.

Surface exploration drilling during 2007 intersected narrow veins with high gold grades along the western extension of the Heva block.  Ten of the twenty-two holes completed along the western block returned grades above 7.0 grams of gold per tonne over an average width of 1.3 metres, including six (6) holes above 13.0 grams of gold per tonne.

Approximately $3 million will be initially invested to perform approximately 26,000 metres of drilling focused on the following:

•

Surface drilling to a depth of 300 metres, outside of the area of the existing resource contour.

•

Testing for potential of higher gold grade mineralization in the east block below 300 metres.

•

Exploration targets north of the existing mineral resources.

In addition, Breton, Banville & Associates are currently working on a preliminary assessment report which should be completed early in the second quarter, 2008. Further work programs will be budgeted following receipt of this report.

KIPAWA GOLD – URANIUM PROPERTY, QUEBEC

The Kipawa gold-uranium project is an early stage exploration project located approximately 100 kilometres south of Rouyn-Noranda, halfway between the Elliot Lake uranium camp and the Abitibi gold belt camp, and was initially acquired on the basis of a Government regional stream sediment survey.  As a result of the encouraging results obtained from its initial exploration program, Aurizon has increased its land position to 1,277 mineral claims covering approximately 75,000 hectares.

Results from a till sampling program in 2006 successfully outlined four continuous gold dispersion trains along a 30 kilometre trend, all containing heavy minerals concentrate gold assays of between 1.1 to 7.2 grams per tonne. Of the samples taken, 19% returned gold assays over 0.1 grams per tonne, including eight samples assaying more than 1.0 gram per tonne.

A follow up till sampling program, on a 500 metre grid, confirmed the high gold assays and extended the gold trends. Gold grains were identified in two till samples, which returned 100 grams of gold per tonne and 8.6 grams of gold per tonne, respectively.

Extensive field prospecting was conducted during the summer of 2007, including induced polarization surveys and systematic till sampling of outcrops surrounding the gold dispersion trains.  Uranium, rare earth element minerals and gold clustered anomalies associated with airborne radiometric anomalies, were discovered within two main areas referred to as Snake and Eagle.

Kipawa’s 2008 programs and budgets are being finalised in conjunction with analysis and interpretation of the results from the extensive exploration programs performed in 2007.  It is anticipated that 2008 exploration activity will include trenching and drilling to follow up on the discoveries of gold, uranium and rare earth elements made in 2007. Work will commence upon receipt of the necessary approval from the First Nations communities and government agencies.

Aurizon Mines Ltd.  Financial Report 2007

GOLD OUTLOOK

THE TREND IS YOUR FRIEND

Supply

Model suggests WW mine output decline

2450
2100
1750
1400
1050
700
70
72
74
76
78
80
82
84
86
88
90
92
94
96
98
00
02
04
06
08
10
12
Actual Western World Mine Output (T)
Source: GFMS
Model Estimate
The Mine Production Model is based on lagged gold prices and lagged production

DUNDEEWEALTH ECONOMICS

23

Demand

Investment demand stimulated by the ETF's

- ***Gold demand is also stimulated by market deregulation and improvements in distribution …***
- ***… and gold demand benefits from the shift to commodities as "an asset class"***

Last date: Jan 8/08
GOLD TONNAGE - ETF
900
800
700
600
500
400
300
200
100
0
Apr-03
Sep-04
Feb-06
Jun-07

DUNDEEWEALTH ECONOMICS

26

Aurizon Mines Ltd.  Financial Report 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis provides a review of the performance of Aurizon’s business and compares its 2007 performance with those of the preceding two years.  This discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations, see “Forward Looking Statements”.  This report has been prepared on the basis of available information up to March 14, 2008 and should be read in conjunction with the financial statements and the related notes thereto which have been prepared in accordance with Canadian GAAP.   All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.

Overview

Aurizon is a Canadian based gold producer with operations and development activities in the Abitibi region of north-western Quebec.  Aurizon owns 100% of the Casa Berardi gold mine which is now in commercial production, as well as one advanced stage project, the Joanna gold project, and one early stage exploration project, the Kipawa gold/uranium project.  In 2007, gold production from Casa Berardi totalled 159,469 ounces compared to 17,731 ounces in 2006.  Pre-production construction at Casa Berardi was completed in the fourth quarter of 2006 and commercial production was achieved on May 1, 2007.  It is estimated that Casa Berardi will produce approximately 160,000 – 170,000 ounces of gold in 2008 at an estimated total cash cost of US$394 per ounce, based on Cdn/US dollar parity.

The Company’s growth strategy is to establish a gold production base from the development of Casa Berardi and to increase gold production by means of developing its existing projects in Quebec and by acquisition of, or merger with, companies having either production or advanced development stage gold projects.

Key Financial Data (in $ thousands)	2007	2006	2005
Revenues	$87,999	-	-
Net Earnings (Loss) from continuing operations	$5,529	($15,036)	($2,042)
Net Earnings from discontinued operation	-	-	$3,786
Net Earnings (Loss) for the year	$5,529	($15,036)	$1,744
Earnings (Loss) - per share (Basic and Diluted)	0.04	(0.10)	0.01
Continuing operations – Earnings (Loss) per share (Basic and Diluted)	0.04	(0.10)	(0.02)
Cash flow from operating activities	$32,237	($13,022)	($4,137)
Cash and restricted cash	$56,590	$28,822	$25,010
Working capital	$31,933	$29,846	$25,036
Long-term debt	$44,924	$68,840	-
Shareholders’ equity	$128,870	$124,652	$125,229

Aurizon Mines Ltd.  Financial Report 2007

Financial Review

Net earnings in 2007 totalled $5.5 million, or $0.04 per share, compared to a net loss of $15.0 million, or ($0.10) per share in 2006 and a net loss from continuing operations of $2 million, or ($0.02) per share in 2005.  Earnings in 2007 include eight months of commercial operations at Casa Berardi from May 1, 2007.  In 2006, there were no revenues from mining operations as Casa Berardi was in the pre-production construction period and was in the initial start-up period in the fourth quarter of 2006.

Earnings in 2007 include non-cash charges associated with a $6.0 million mark-to-market adjustment of non-hedge derivative instruments and a non-cash $3.5 million charge for stock based compensation, offset by a net future income tax recovery of $2.2 million.

The net loss in 2006 included a number of non-cash items, including an $8.7 million mark-to-market charge for non-hedge derivative instruments, a $1.7 million charge for stock option grants, and a $4.5 million future income tax recovery.  The 2006 loss also included non-recurring expenses totalling $5.3 million related to an unsolicited takeover bid.  In 2005, the net loss from continuing operations included a $0.7 million non-cash charge for stock option grants and a $2 million future income tax recovery.

Revenue

In 2007, Casa Berardi gold production totalled 159,469 ounces and gold sales during the year totalled 160,600 ounces.  The average realized gold price in 2007 was US$696 per ounce and at an average Cdn/US exchange rate of 1.06, sales proceeds totalled $118.8 million.  As Casa Berardi was not in commercial production until May 1, 2007, gold and silver sales totalling $31.1 million, and associated operating costs have been deferred and included in capitalized mineral property costs.

In 2006, Casa Berardi produced 17,731 ounces of gold, of which 6,882 ounces were sold prior to year-end, resulting in proceeds of $5.0 million.  Since Casa Berardi was in a pre-commercial production phase during 2006, these proceeds have been credited against the related deferred expenses.

(Revenues in $ thousands)	Q1	Q2	Q3	Q4	2007	2006
Realized gold price – C$	$763	$729	$719	$756	$740	$728
Gold Production – ozs	32,013	42,144	48,305	37,007	159,469	17,731
Gold sales – ozs	30,100	36,500	50,000	44,000	160,600	6,882
Gold Sales	$22,950	$26,600	$35,971	$33,247	$118,768	$5,011
Silver Sales	$101	$84	$121	$86	$392	-
Total Sales	$23,051	$26,684	$36,092	$33,333	$119,160	$5,011
Less sales capitalized to mineral properties	($23,051)	($8,110)	-	-	($31,161)	($5,011)
Revenues reported in Statements of Earnings	-	$18,574	$36,092	$33,333	$87,999	-

Aurizon Mines Ltd.  Financial Report 2007

Operations

Summary of Key Operational Statistics
	Q1	Q2	Q3	Q4	2007	2006
Operating results
Tonnes milled	104,663	134,569	152,025	154,001	545,258	68,481
Grade – grams/tonne	10.14	10.38	10.65	8.14	9.78	8.58
Mill recoveries - %	93.8%	93.8%	92.8%	91.8%	93.0%	93.9%
Gold Production – ozs	32,013	42,144	48,305	37,007	159,469	17,731
Gold sold - ounces
Pre-commercial production	30,100	10,500	-	-	40,600	6,882
Commercial production [1]	-	26,000	50,000	44,000	120,000	-
Gold sold – total	30,100	36,500	50,000	44,000	160,600	6,882
Per ounce data – US$
Average realized gold price	$651	$666	$679	$770	$696	$625
Total cash costs [2,3]	-	$298	$282	$402	$327	-
Amortization [4]	-	$152	$162	$214	$169	-
Total production costs [5]	-	$450	$444	$616	$496	-

Table footnotes:

1

Commercial production achieved May 1, 2007.

2

Year to date data from date of commercial production on May 1, 2007.

3

Cost figures calculated in accordance with Gold Institute Standard from the date of achieving commercial production.

4

Depreciation, amortization and accretion expenses.

5

Total cash costs plus depreciation, amortization and accretion expenses.

In 2007, gold production totalled 159,469 ounces from the processing of 545,258 tonnes at an average grade of 9.8 grams of gold per tonne.  Mill recoveries for the year averaged 93.0%, compared to the 91% recoveries anticipated in the feasibility study.

Ore production scaled up during the first half of 2007 from 1,130 tonnes per day to over 1,650 tonnes per day as additional stopes were developed.  Initial mining experience gained in early 2007 necessitated more elaborate ground support systems, which have had a direct impact on the development and production cycles.  In addition to the ground support changes, modifications were made during the year to the mining sequence which resulted in the mining of stopes in the center of the orebody and working outwards to the abutments in a pyramidal shape.  Production rates stabilized in the second half of 2007 above 1,650 tonnes per day and are expected to increase to 1,800 tonnes per day in 2008.

Aurizon Mines Ltd.  Financial Report 2007

NON-GAAP MEASURE – TOTAL CASH COST PER GOLD OUNCE CALCULATION

Aurizon has included a non-GAAP performance measure, total cash cost per gold ounce, in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company follows the recommendations of the Gold Institute standard.  The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The following table provides a reconciliation of total cash costs per ounce to the financial statements:

Total Cash Costs per Ounce	Q2	Q3	Q4	2007 [1]
(in $ thousands)
Operating costs	$8,444	$14,859	$17,470	$40,773
By-product silver sales	($84)	($121)	($86)	($291)
Total cash costs – Cdn $	$8,360	$14,738	$17,384	$40,482
Divided by average Bank of Canada Cdn$/US$ exchange rate	1.08	1.045	0.98	1.075
Divided by ounces of gold sold	26,000	50,000	44,000	120,000
Total cash costs per ounce of gold – US$	$298	$282	$403	$327

1 Year to date data from date of commercial production on May 1, 2007.

Higher than average mine reserve ore grades and a weaker Canadian dollar in the second and third quarters of 2007 resulted in total cash costs of less than US$300 per ounce.  These two strong performing quarters together with the anticipated lower ore grades in the fourth quarter and a stronger Canadian dollar, resulted in total cash costs of US$327 per ounce for 2007.  In 2008, ore grades are expected to be lower than the high grades achieved in 2007 and assuming a stronger Canadian dollar at parity with the U.S. dollar, total cash costs per ounce in 2008 are anticipated to increase to US$394 per ounce.

Expenses

Higher stock based compensation costs relating to the fair value of stock option grants, together with increased activity associated with the start-up of Casa Berardi and exploration programs at Joanna and Kipawa have resulted in administrative and general costs increasing to $8.5 million, compared to $5.2 million and $4.1 million in 2006 and 2005, respectively.  Stock based compensation costs charged to operations totalled $3.5 million in 2007, compared to $1.7 million and $726,000 in 2006 and 2005, respectively.  The significant increase in the Company’s share price over the past two years has contributed to the increase in the stock based compensation costs.  Excluding these non-cash stock option grant charges, general and administrative costs were $5.0 million in 2007 and $3.5 million in 2006, compared with $3.5 million in 2005.

In 2007, exploration activities at the Company’s two Quebec based exploration projects resulted in $5.2 million being charged to operations, which is net of $1.9 million of Quebec government assistance.  At Joanna, over 46,000 metres of drilling and a compilation of mineral resource estimates were completed at a cost of $5.7 million. At Kipawa, regional sampling and geophysical programs were conducted at a cost of $1.2 million and general exploration costs totalled $0.3 million.  In 2006, exploration costs charged to operations totalled $0.6 million.

Interest costs associated with the project loan facility totalled $4.9 million in 2007, of which $1.6 million was capitalized for the four month period that Casa Berardi was not in commercial production during 2007 and $3.3 million was charged to operations.  Capitalized interest costs paid in 2006 totalled $2.4 million.

Aurizon Mines Ltd.  Financial Report 2007

A non-cash charge of $6.0 million was recorded in 2007 in respect of unrealized non-hedge derivative losses compared with $8.7 million in 2006.  The $6.0 million charge to operations represents the increase in the net unrealized derivative liabilities of $8.7 million at the end of 2006 to $14.8 million at the end of 2007.  The non-hedged derivative instruments comprise gold and U.S. dollar price protection contracts that were required as a condition of the $75 million loan facility to finance the completion and start-up of the Casa Berardi Mine.  As at December 31, 2007, the unrealized mark-to-market derivative loss of the gold non-hedge derivative positions totaled $20.7 million and the currency non-hedge derivative position had an unrealized mark-to-market gain of $5.9 million.  There are no margin requirements with respect to these derivative positions.

Currency forward contracts totalling $21 million mature in 2008 at an average Cdn/U.S. exchange rate of 1.13 and a further $35.4 million over a period from 2009 to 2010 at an average rate of 1.11.

The Company has entered into call option contracts, which allows the Company to sell its gold production at spot market prices up to the average call option prices of US$848 per ounce in 2008, rising to US$908 per ounce in 2010.  If gold prices exceed these levels, approximately 50% of planned production, over the three year term of the loan, can be sold at the higher prevailing prices.

Capital taxes for 2007 totalled $849,000, compared to $797,000 and $518,000 in 2006 and 2005, respectively.

Royalty and interest income in 2007 totalled $2.2 million, compared to $1.2 million in 2006 and $0.7 million in 2005.  Interest income rose to $1.9 million in 2007 compared to $1.0 million and $0.5 million in 2006 and 2005 as a result of higher average cash balances generated from positive cash flow from operations throughout 2007.  Royalty income from the Beaufor mine provided $393,000 in 2007 compared to $194,000 and $231,000 in 2006 and 2005, respectively.

In 2007, the Company has recorded a net future income tax recovery of $2.2 million, of which $3.5 million relates to a future income tax recovery in respect of a flow through financing, reduced by a $1.3 million future federal income tax expense.  Provincial tax rates have not been applied as Aurizon has unrecognized provincial future income tax assets against which the income is applied.  A future income tax recovery in respect of the flow through financings has been recorded as the Company has unrecognized future tax assets and the taxable temporary differences relating to flow through financings are expected to reverse during the loss carry forward period.  In 2006 and 2005 respectively, $4.5 million and $2.1 million of net future income tax benefits in respect of flow through share financings were recorded.

In 2005, the Company sold its 50% interest in the Sleeping Giant operating gold mine for $5 million and received its share of gold production up to April 30, 2005, the effective date of the sale.  For accounting purposes, the disposition is considered a discontinued operation.  Consequently, the 2005 Sleeping Giant operating results are shown as a single line on the Statements of Operations and Cash Flow.  Net earnings from this discontinued operation in 2005 were $3.8 million.

Aurizon Mines Ltd.  Financial Report 2007

Summary of Quarterly Results and Fourth Quarter Review

(in thousands of dollars, except per share data)
2007	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	$33,333	$36,092	$18,574	-
Net Earnings (Loss)	($5,901)	$3,787	$6,985	$659
Earnings (Loss) per share – basic and diluted	(0.04)	0.03	0.05	0.00
2006	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	-	-	-	-
Net Earnings (Loss)	($2,170)	$4,817	($11,922)	($5,761)
Earnings (Loss) per share - Basic and diluted	(0.01)	0.03	(0.08)	(0.04)

In the fourth quarter of 2007, Aurizon incurred a net loss of $5.9 million, or ($0.04) per share, compared to a loss of $2.2 million, or ($0.01) per share, in the fourth quarter of 2006.  Fourth quarter results were impacted by non-cash derivative losses of $10.3 million, stock based compensation charges of $1.0 million, increased exploration activity at Joanna of $1.7 million, and higher depreciation and depletion charges of $9.1 million.  In the fourth quarter of 2006, non-cash charges associated with derivative instruments totalling $3.1 million, partially offset by a non-cash future income tax recovery of $2.1 million, resulted in a net loss of $2.2 million, or ($0.01) per share.

Cash flow from operating activities was $12.0 million in the fourth quarter of 2007, compared to cash outflows of $8.7 million for the same period of 2006.

As anticipated, lower ore grades of 8.14 grams/tonne in the 2007 fourth quarter compared to average grades of 10.4 grams/tonne for the first nine months of 2007, together with a strong Canadian dollar, resulted in cash operating costs of US$402/ounce compared to US$287 for the first nine months of the year.

There were no revenues from operations in 2006 or the first quarter of 2007 as Casa Berardi was not in commercial production until May 1, 2007.  Commercial production gold sales of 26,000 ounces, 50,000 ounces and 44,000 ounces in the second, third, and fourth quarters of 2007 resulted in revenues of $18.5 million, $36.1 million and $33.3 million in each of the respective quarters.

In both 2007 and 2006, non-cash gains and losses associated with the mark-to-market adjustment of non-hedge derivative instruments had a major impact on the quarterly operating results.  In 2007, non-cash charges (gains) of $0.6 million, ($8.7 million), $3.8 million and $10.3 million were reported in each of the quarters of 2007.  Non-cash charges of $7.1 million, $4.4 million and $3.1 million were reported in the first, second, and fourth quarters of 2006, respectively, and a non-cash gain of $5.9 million was reported in the third quarter of 2006.

In 2006, a second quarter loss of $11.9 million, or ($0.08) per share, was adversely impacted by the $5.2 million costs associated with an unsolicited takeover bid and by non-cash charges associated with the mark-to-market adjustment of non-hedge derivative instruments totaling $4.4 million and by stock option grants totalling $1.7 million.

Cash Flow

Operating Activities

Eight months of commercial operations in 2007 resulted in cash flow of $32.2 million, compared to cash outflows in 2006 of $13.0 million.  In 2006, corporate and administrative cash costs, takeover bid costs, together with a build-up of gold and supplies inventories resulted in the cash outflows.  Operating activities in 2005 resulted in a cash outflow of $4.1 million.  Increases in non-cash working capital totalled $0.8 million, $4.1 million, and $0.7 million, in 2007, 2006 and 2005, respectively.

Aurizon Mines Ltd.  Financial Report 2007

Investing Activities

As Casa Berardi was not in commercial production until May 1, 2007, gold and silver sales totalling $31.1 million, and associated operating costs totalling $17.1 million were capitalized to mineral property costs in 2007.   For 2006, initial underground mining and milling commenced in November 2006, resulting in gold sales totalling $5.0 million from the sale of 6,882 ounces.

(in $ thousands)	2007	2006	2005
Capital Expenditures by project:	$	$	$
Casa Berardi:
Exploration	2,894	2,844	2,027
Underground development	7,139	52,903	28,460
Pre-commercial production gold sales	(31,162)	(5,011)	-
Pre-commercial production operating costs	17,065	(1)-	-
Property, plant and equipment	6,830	18,455	10,419
Total Casa Berardi expenditures	2,766	69,191	40,906
Other:
Mineral property acquisitions	364	192	-
Property, plant and equipment	130	100	195
Total	3,260	69,483	41,101
Represented by:
Property, plant & equipment	6,960	18,556	10,614
Mineral properties	27,462	55,938	30,487
Gold sales	(31,162)	(5,011)	-
Total	3,260	69,483	41,101

(1) Included with underground development costs.

In 2007, the following capital investments were completed at Casa Berardi:

▪

Construction and installation of Geho pumping system, including excavations for the pump room, waste water silo and service raise; installation of the high pressure pipe line in the 280 metre track drift; rehabilitation of the 280 metre track drift to the East Mine shaft; and the mechanical and electrical installation of the pumps.

▪

Construction of the surface infrastructures for the backfill/exhaust raises were completed in the first quarter of 2007.

▪

Construction of a fuel bay and related infrastructure at the 690 metre level.

▪

Upgrading of the ramp primary ventilation system.

▪

Foundations constructed for a second cement silo.

▪

Construction of the cement distribution system at the 200 metre level.

▪

Raising of the tailings pond walls to increase its capacity.

▪

898 metres of ramping and 3,875 metres of drifting.

▪

177 definition drill holes totalling 8,779 metres of definition drilling within the 113 Zone and 33 holes totalling 3,182 metres within the Lower Inter Zone.

▪

24,012 metres of exploration drilling, including 8,473 metres of underground drilling and 15,539 metres of surface drilling.

Aurizon Mines Ltd.  Financial Report 2007

In 2006, capital investments at Casa Berardi included shaft sinking from the 290 metre level down to the 760 metre level;  construction of the backfill network comprising the cement plant, cement slurry distribution piping, raises for the waste rock, and a concrete collar at surface;  construction of the underground infrastructure including rockbreaker, grizzly, ore/waste chutes and loading pockets at the 690 metre level; mill rehabilitation, including the installation of a new gravity circuit, refurbishing of the crushing, grinding, carbon in leach, absorption, and refinery circuits;  1,246 metres of ramping, including 841 metres to extend the 113 Zone ramp down to the 740 metre level and 405 metres to extend the Lower Inter Zone ramp down to the 570 metre level;  4,682 metres of drifting, including 4,508 metres to develop the 650, 670, 690, 710, and 730 metre levels in the 113 Zone and 174 metres to develop the 570 metre level of the Lower Inter Zone; 1,300 metres of raising, including 198 metres of ventilation raising, 273 metres of ore and waste pass raises, 772 metres of fill raises and 57 metres of load out raises;  rehabilitation of the existing fleet of mobile mine equipment;  336 definition drill holes totalling 24,578 metres of definition drilling, including 185 holes totalling 9,612 metres within the 113 Zone and 151 holes totalling 14,966 metres within the Lower Inter Zone;  and 48,083 metres of exploration drilling, including 19,779 metres of underground drilling and 28,304 metres of surface drilling.

In 2005, $41.1 million was invested at Casa Berardi for construction of a new headframe, hoist room, ore and waste bins; shaft sinking down 290 metres from surface; 113 Zone ramp extended 1,200 metres down to the 680 metre level; Lower Inter Zone accessed down to the 570 metre level with the completion of 429 metres of ramping and drifting; 685 metres of drifting; 367 metres of ventilation raising; initiation of mill rehabilitation with the refurbishing of the crushing circuits, conveyors and assay laboratory; 33,500 metres of definition drilling from 137 holes; 19,000 metres of surface exploration drilling from 32 holes; detailed engineering for the shaft and surface infrastructure; and for the completion of two feasibility studies, one in January 2005 based upon mineral reserves above the 700 metre level, and another in October 2005 incorporating mineral reserves down to the 900 metre level.

In accordance with the terms of the project debt facility, restricted cash accounts are maintained for Casa Berardi’s operations.  These restricted cash balances increased by $12.3 million in 2007 as a result of cash flow from Casa Berardi operations net of sustaining capital; a principal debt repayment of $4.4 million; interest charges on the debt; and the release of $19.2 million to the Company’s general account.  In 2006, restricted cash balances increased by $19.4 million.

In 2007, Aurizon received $1.4 million (2006 - $1.3 million; 2005 - $1.4 million) in refundable tax credits relating to certain eligible exploration expenditures.  Aurizon also received provincial refundable mining duties totalling $2.5 million and $1.4 million in 2007 and 2005, respectively.

Site reclamation deposits totalling $95,000 were required in 2007 for future site reclamation obligations.  In 2006, payments totalling $32,000 were made.

Sales of surplus equipment generated proceeds in 2006 and 2005 of $26,000 and $180,000, respectively.

Financing Activities

In September 2007, the first scheduled debt principal repayment totalling $4.4 million was made, representing 6% of the $73.5 million owing on the debt facility.  There were no draw-downs on the debt facility in 2007, whereas in 2006, draw-downs on the project facility totalled $73.1 million.

In 2007, the exercise of 412,900 stock options at a weighted average price of $1.97 per share provided $0.8 million.

During 2006, a flow through equity financing together with the exercise of stock options, resulted in net proceeds of $16.5 million.  In March 2006, the Company completed a private placement of 5,500,000 flow through shares at a price of $2.75 per share, resulting in net proceeds of $14.2 million.  The exercise of 1,223,500 stock options at a weighted average price of $1.89 per share provided a further $2.3 million.

During 2005, two equity financings together with the exercise of stock options resulted in net proceeds of $50.8 million.  In December 2005, the Company received $26.2 million net proceeds from a bought deal public offering from the issuance of 20,740,750 shares at a price of $1.35 per share.  In March and April 2005, the Company completed a private placement of 10,555,555 flow through shares at a price of $1.80 per share and 4,222,221 shares at a price of $1.50 per share, resulting in net proceeds of $24 million.  The exercise of 592,000 stock options at a weighted average price of $1.00 per share provided a further $0.6 million.

The capitalization of four months of interest costs on the debt facility during the preproduction period totalled $1.6 million in 2007.  In 2006 and 2005, interest costs together with associated finance costs totalled $4.8 million and $0.5 million, respectively.

Aurizon Mines Ltd.  Financial Report 2007

Aurizon’s aggregate operating, investing and financing activities during 2007 resulted in a net $15.4 million increase in its cash balances compared to a decrease of $15.5 million in 2006 and a net increase of $13.3 million in 2005.

Balance Sheet

As at December 31, 2007, cash and cash equivalents stood at $24.8 million, compared to $9.5 million in 2006.  In addition, restricted cash balances in respect of the Casa Berardi debt facility totalled $31.8 million at December 31, 2007 compared to $19.4 million in 2006.

At the end of 2007, Aurizon had working capital of $31.9 million compared to $29.4 million at the end of 2006.  Included in current liabilities are two principal debt payments due in March and September 2008, totalling $25.7 million, together with a capital lease obligation of $0.1 million, compared to one principal payment of $4.4 million included in current liabilities at the end of 2006.

Long term debt at December 31, 2007 totalled $44.9 million of which $43.1 million is project debt, $1.7 million is refundable government assistance and $0.1 million are equipment capital leases.

In February 2008, an amendment to the debt facility allowed the modification of certain operating performance benchmarks that must be achieved at Casa Berardi, extended the date of achieving these parameters from January 31, 2008 to September 30, 2008, and provided that an additional principal payment totalling $15.0 million be made on March 31, 2008.  All principal repayments may be paid from the restricted cash accounts, preserving the Company’s free cash balances.  Based upon the amended terms of the project debt facility, the principal repayment amounts and dates are as follows:

Principal repayments on debt:
$ millions
March 31, 2008	$26.7
September 30, 2008	$13.1
March 31, 2009	$8.2
September 30, 2009	$12.8
March 31, 2010	$8.0
Total payments	$68.8

As at December 31, 2006, the Company had long term debt totalling $68.8 million.  In February 2006, as a condition of the $75 million debt facility, Aurizon entered into certain price protection contracts that are described in the Financial Instruments section of this report.

As at the date of this report, Aurizon had 147,206,048 common shares issued and outstanding.  In addition, 6.6 million incentive stock options are outstanding that are exercisable into common shares at an average price of $3.18 per share.

Related Party Transactions and Off-Balance Sheet Arrangements Arrangements

In 2007, the Company paid an independent director $27,800 for professional fees relating to corporate development and general mine management issues.

The Company also employed a member of an officer’s immediate family on a part-time basis in 2007 on a student employment program relating to exploration activities.  Wages paid for 2007 totalled $10,293.

The Company has no off-balance sheet arrangements to report.

Aurizon Mines Ltd.  Financial Report 2007

Contractual and Other Obligations

The Company’s contractual and other obligations as at December 31, 2007 are summarized as follows:

(in $ thousands)	Total	Less than 1 year	2 – 3 years	4 – 5 years	More than 5 years
	$	$	$	$	$
Long-term debt	69,050	39,911	29,140	-	-
Environment and reclamation	3,691	158	505	-	3,028
Mineral Property acquisition & work commitments	800	250	550	-	-
Hydro distribution line	304	69	152	83	-
Government assistance	1,973	-	1,200	773	-
	75,818	40,388	31,547	856	3,028

Financial Instruments

The Company may, from time to time use forward sale contracts on a limited basis to protect the price level for its future gold sales, thereby mitigating commodity price risk.  The Company may also, from time to time, use foreign exchange contracts to protect rates for a portion of its future foreign exchange transactions.  Gold is quoted and sold in U.S. dollars on world markets.  The Company’s future revenue streams and its profitability are therefore subject to foreign exchange risk.  By protecting rates to convert U.S. dollars to Canadian dollars at fixed prices, the Company reduces its exposure to currency fluctuations.

In February 2006, as a condition of the $75 million debt facility, Aurizon entered into certain gold and currency price protection contracts that mitigate adverse price movements in the underlying security.  Accordingly, to provide the lenders downside price protection, the Company purchased 287,431 ounces of gold put options that provide the Company the right but not the obligation to deliver gold at a price of US$500 per ounce over the period from January 2007 to September 2010.  The Company paid for these puts by selling an equal number of call options over the same period that are exercisable by the purchaser at average prices ranging from US$813 to US$908 per ounce.  The Company also entered into currency forward contracts totalling $60 million that match the principal repayment dates of the debt facility and established Canadian – U.S. exchange rates at an average rate of 1.12 over the period from September 2007 to September 2010.

Aurizon Mines Ltd.  Financial Report 2007

The Company’s derivative positions at December 31, 2007 were as follows:

	2008	2009	2010	Total
Gold
Put options purchased - US$500 strike price – ounces	77,306	84,842	65,814	227,962
Call options sold - ounces	77,306	84,842	65,814	227,962
Average strike price per ounce	US$848	US$882	US$908	US$878
Canadian – U.S. dollars
Forward sales contracts – Cdn$	$21,000,000	$16,800,000	$18,600,000	$56,400,000
Average exchange rate	1.13	1.12	1.11	1.12

The Company has entered into call option contracts, which allows the Company to sell its gold production at spot market prices up to the average call option prices of US$848 per ounce in 2008, rising to US$908 per ounce in 2010.  If gold prices exceed these levels, approximately 50% of planned production, over the three year term of the loan, can be sold at the higher prevailing prices.

As at December 31, 2007, the current portion of the unrealized mark-to-market loss of the gold derivative positions totalled $4.9 million and the long term portion of the gold derivative losses totalled $15.7 million.  As at December 31, 2007, the current portion of the unrealized mark-to-market gains of the currency derivative positions totalled $2.4 million and the long term portion of the currency derivative gains totalled $3.4 million.

As at December 31, 2006, the unrealized mark-to-market loss of the gold non-hedge derivative positions totalled $7.6 million and the currency positions had a loss of $1.1 million, for a total unrealized loss of $8.7 million. These losses have been charged to operations.  There are no margin requirements with respect to these positions.

Foreign exchange and commodity risk management described above provide more certainty as to the prices the Company will receive for its products in Canadian dollars.  Accordingly, to the extent outlined by the aforementioned contracts, the Company may not participate fully in rising commodity prices and may not achieve average market prices.  The Company limits its counterparties in these transactions to major financial institutions, but cannot completely eliminate counterparty risk associated with these transactions.

Changes in Accounting Policies

New Pronouncements:

Effective January 1, 2007, the Company adopted the following new accounting standards and related amendments to other standards on financial instruments issued by the CICA.  These standards are as follows:

(i)  Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used.  It also specifies how financial instrument gains and losses are to be presented.  Section 3855 requires that all financial assets, except those qualified as held to maturity, and derivative financial instruments, must be measured at fair value.  Financial liabilities qualified as held for trading must also be measured at fair value, while all other financial liabilities may be measured at cost.

Aurizon Mines Ltd.  Financial Report 2007

Effective January 1, 2007, our cash and cash equivalents, receivables and other financial assets that are non-speculative in nature have been classified as held-for-trading, and related recognized gains and losses are recorded directly in net earnings.  Transaction costs related to the acquisition of financial instruments are charged to earnings as incurred.  As a result of the adoption of Section 3855, unamortized deferred financing costs relating to long-term debt totalling $2,290,987 have been charged to deficit.

All derivatives recorded on the balance sheet are reflected at fair value.  Mark-to-market adjustments on these instruments are reflected in net earnings, because the Company does not follow hedge accounting.

All other financial instruments, including long-term debt, are recorded at cost or amortized cost, subject to impairment reviews.

(ii)  Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  It builds on the previous Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.  The Company does not apply hedge accounting and accordingly is not impacted by this standard.

(iii)   Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income.  Comprehensive income is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  These items include holding gains and losses on certain investments and gains and losses on certain derivative instruments.  The Company holds no marketable securities, does not have any self sustaining foreign subsidiaries and does not apply hedge accounting.  Accordingly, the consolidated statement of comprehensive income and the balance sheet do not contain any other comprehensive income items.

Canadian accounting pronouncements effective for 2008:

(i)  Capital Disclosures, Section 1535

On December 1, 2006, the CICA issued this new accounting standard which will be effective January 1, 2008. Section 1535 specifies the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.

(ii)  Inventories, Section 3031

In June 2007, the Canadian Institute of Chartered Accountants issued section 3031 – Inventories to replace existing section 3030.  This new section, which became effective January 1, 2008, establishes standards for the measurement and disclosure of inventories.  The Company does not expect its financial statements to be significantly impacted by the application of section 3031.

(iii)  Financial Instruments Disclosures, Section 3862 / Financial Instruments Presentation, Section 3863

These sections will replace Section 3861, Financial Instruments Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections will place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. The mandatory effective date is for annual and interim periods in fiscal years beginning on or after October 1, 2007. The Company will begin application of these sections effective January 1, 2008. It is not anticipated that the adoption of these new accounting standards will impact the amounts reported in the Company’s consolidated financial statements as they relate primarily to disclosure.

Aurizon Mines Ltd.  Financial Report 2007

Outlook

Having achieved a successful commissioning and ramp-up of operations at Casa Berardi in 2007, 2008 will mark the first full year of commercial operations since Aurizon acquired the mine in 1998.

The outlook for gold appears very positive as investment demand is strong as a result of turmoil in the financial markets resulting from the U.S. sub-prime mortgage meltdown, a weak U.S. dollar, expectations of lower interest rates to avert a U.S. recession, and inflationary pressures in the world economies.  The rapid rise in the price of gold has recently resulted in a dramatic decrease in jewelry demand and increase in scrap gold sales; however this may stabilize as consumers become accustomed to the higher price.  On the supply side, a lack of new gold discoveries to replace closures, continued depletion of existing ore bodies, power shortages and work force issues in South Africa, and significant capital cost escalations for new projects are likely to dampen future gold production.

Based upon the 2008 mine plan, it is estimated that Casa Berardi will produce approximately 160,000 – 170,000 ounces of gold at an estimated total cash cost of US$394 per ounce, using a Cdn$/US$ exchange rate at parity.  This compares to the gold production of 159,469 ounces and a total cash cost of US$327 in 2007 at an average Cdn$/US$ exchange rate of 1.07.

The average daily mine production is estimated to increase to 1,800 tonnes per day in 2008, an increase of 20% over 2007.  Ore grades are expected to average 8.6 grams per tonne in 2008 compared to the 9.8 grams per tonne achieved in 2007.  Ore production in 2008 will be primarily from the 113 Zone with some ore provided by the lower grade NW Zone and later in 2008 with development ore from the Lower Inter Zone.

Based upon 165,000 ounces of gold production for 2008 and using the gold price and exchange rates as at December 31st, 2007, the sensitivity of the Company’s cash flow to a 10% movement in either component is as follows:

	Dec 31, 2007 price & exchange rates	10% Variance	Impact on Cash Flow ($ thousands)
Gold price increases	US$834	$83	(1)$8,360
Gold price declines	US$834	($83)	($13,790)
Cdn/US dollar exchange rates:
▪ Canadian dollar weakens	0.988	0.0988	(2)$11,755
▪ Canadian dollar strengthens	0.988	(0.0988)	(2)($11,755)

(1) Call options, related to the Company’s project debt facility, were sold on 77,306 ounces of gold that are exercisable at an average price of US$848 per ounce in 2008, representing approximately 47% of 2008 planned gold production, thereby limiting full participation of gold prices above US$848 per ounce.

(2) Excluding CDN$21million of foreign exchange contracts at 1.13.

As of early March 2008, gold prices are above US$960 per ounce while the Canadian dollar is very close to the level as at December 31, 2007.

Containment of mine site operating costs will continue to be a challenge in 2008 as significant cost pressures are affecting the mining industry.  The cost of labour and materials continue to rise at a rapid rate.  Additional ground support costs and lower productivities would negatively impact operating costs.

In accordance with the terms of the project debt facility, the Casa Berardi mine is required to meet certain operating performance benchmarks by September 30, 2008, as stipulated by the lenders.  The Company plans to achieve these benchmarks by the middle of 2008.

Principal debt payments totalling $39.8 million will be made from the Company’s restricted cash accounts in 2008, resulting in project debt of $29 million by the end of 2008.

Aurizon Mines Ltd.  Financial Report 2007

Sustaining capital costs at Casa Berardi in 2008 are estimated to total $15.4 million, primarily for the development of the upper and lower portions of the 113 Zone and of the Lower Inter Zone.  An additional $2.6 million is planned on infrastructure and equipment improvements and $0.4 million for tailings pond improvements.  Underground development in 2008 will total 5,100 metres, including 1,700 metres of ramping; 2,400 metres of drifting; and 1,000 metres of raising.

Aurizon intends to initially invest over $13 million, from working capital, in exploration and development activities at its properties in 2008, of which approximately $3 million will be expensed.  In total, over 70,000 metres of drilling is planned.

The Company’s financial position at December 31, 2007, and the operating cash flows that are expected from Casa Berardi over the next twelve months should allow it to meet its financial obligations as they become due and also fund its planned exploration and capital programs.

More than 340 people are currently active on site at Casa Berardi, of which 64 are Aurizon employees and the balance are contractors.

Casa Berardi

At Casa Berardi, surface drilling will focus on the extension of the South fault, east of Zone 123-S, and in the area of the East Mine crown pillar.

In addition, Lake Shore Gold has commenced surface drilling on the adjacent Casa Berardi exploration property in order to fulfill its commitment to incur expenditures of $600,000.

A three year underground exploration program, initiated in 2007, will continue as follows:

a)

Drilling will occur from the rehabilitated track drift on the 280 metre level in the area of the Principal Zone and between the two mines where limited surface exploration has been performed to date.

b)

At the East Mine, rehabilitation of the underground workings and definition drilling is planned with the objective of transferring the inferred mineral resources to the indicated category and ultimately to mineral reserves.

c)

An exploration drift will be developed at the 810 metre level, east of Zone 113 and south of the Casa Berardi fault, to provide drill access to test the depth extension of Zone 113 and to test the continuity and extension of Zones 118 to 122 and 123-South.

A total of $10.2 million will be invested at Casa Berardi, including $6.1 million on underground development and infrastructure, and $4.1 million on approximately 45,000 metres of surface and underground drilling.

Joanna

At Joanna, approximately $3 million will be initially invested to perform approximately 26,000 metres of drilling focused on the following:

a)

Surface drilling to a depth of 300 metres, outside of the area of the existing mineral resources.

b)

Testing for potential of higher gold grade mineralization below 300 metres.

c)

Exploration targets north of the existing mineral resources.

In addition, Breton, Banville & Associates are currently working on a preliminary assessment report to address the technical parameters of the project which should be completed early in the second quarter, 2008.  Further work programs will be budgeted following receipt of this report.

At Joanna, mineral resources are currently estimated at 11.3 million tonnes averaging 1.7 grams of gold per tonne, for 630,000 ounces in the indicated mineral resource category and 28.6 million tonnes averaging 1.6 grams of gold per tonne, for 1.42 million ounces in the inferred mineral resource category.

Kipawa

At Kipawa, 2008 programs and budgets are being finalized in conjunction with analysis and interpretation of the results from the extensive exploration programs performed in 2007.  It is anticipated that 2008 exploration activity will include trenching and drilling to follow up on the discoveries of gold, uranium and rare earth elements made in 2007.  Work will commence upon receipt of the necessary approval from the First Nations communities and government agencies.

Aurizon Mines Ltd.  Financial Report 2007

Forward-Looking Statements

This report contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements and Aurizon Mines Ltd. assumes no obligation to update forward-looking information in light of actual events or results.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Information Form filed with the  Securities Commission of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

Reserves and Resources

The most critical accounting estimates, upon which the Company’s financial statements depend, are those requiring estimates of proven and probable reserves and resources, recoverable ounces therefrom, and assumptions of operating costs and future gold prices.  Such estimates and assumptions affect the potential impairment of long-lived assets and the rate at which depreciation, depletion and amortization are charged to earnings.  In addition, management must estimate costs associated with mine reclamation and closure costs.

The Company records mineral property acquisition costs and mine development costs at cost.  In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production.  A significant portion of the Company’s property, plant and equipment and mine development costs will be depreciated and amortized on a unit-of-production basis.  Under the unit-of-production method, the calculation of depreciation, depletion and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location.

The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data.  The data for a given orebody may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, production history and the continual reassessment of the viability of orebodies under various economic conditions.  A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities.

Recoverable Values

If estimates of reserves prove to be inaccurate, or a mining plan changes due to reductions in the price of gold or otherwise, resulting in a reduction in the reserves expected to be recovered, the Company could be required to write-down the recorded value of its plant and equipment and mine development costs, or to increase the amount of future depreciation, depletion and amortization expense, both of which would adversely affect the Company’s earnings and net assets.

Aurizon Mines Ltd.  Financial Report 2007

Asset Retirement Obligations

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards.  These estimated costs are recorded as a liability at their fair values in the periods in which they occur, and at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  If the estimate of reclamation costs proves to be inaccurate, the Company could be required to increase the provision for site closure and reclamation costs, which would increase the amount of future reclamation expense per ounce, resulting in a reduction in the Company’s earnings and net assets.

Stock Based Compensation

The Company uses the Black-Scholes option pricing model to determine the fair value of awards for stock options granted to employees, officers and directors.  The primary estimates impacting fair value of stock options are the volatility of the share price and the expected life of the stock options. These estimates are based on historical information and accordingly cannot be relied upon to predict future behaviour.

Risks and Uncertainties

The following is a brief discussion of those distinctive or special characteristics of Aurizon’s operations and industry, which may have a material impact on, or constitute risk factors in respect of Aurizon’s financial performance.

Mining Risks and Insurance

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on Aurizon’s financial performance and results of operations.  The Company carries insurance to protect itself against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.

Uncertainty of Mineral Reserves

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters.  No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized.  The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources.  Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company’s reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources.  Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

The Company adjusts its mineral reserves annually by the amount extracted in the previous year, by the additions and reductions resulting from new geological information and interpretation, actual mining experience, and from changes in operating costs and metal prices.  Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that the Company’s programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Aurizon Mines Ltd.  Financial Report 2007

Government Permits

Continuation of production at Casa Berardi will require additional approvals, permits and certificates of authorization from different government agencies on an on-going basis.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of the Company.  The duration and success of permitting efforts are contingent upon many variables not within the Company’s control.  Environmental protection permitting, including the approval of reclamation plans, could increase costs depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.  To date, the Company has been successful in obtaining the necessary permits.

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  All of the Company’s operations are subject to reclamation, site restoration and closure requirements.  The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that the Company’s estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

Labour Markets

Aurizon employs a number of technical personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by engaging, on a contract basis, professionals in the geological, metallurgical, engineering, environmental and other relevant disciplines.  The Company endeavours to maintain attractive remuneration and compensation packages in order to attract and retain the required skilled, experienced personnel.

Contractors, under the supervision of Aurizon’s staff, are engaged to carry out the construction, underground mine development and diamond drill activities.  Significant and increasing competition for skilled miners exists and the loss of a mining contractor would be challenging for the Company.  However, as the Company engages several contractors for different mining disciplines, the Company believes that it is not dependent upon any one mining contractor, the loss of which would have a material adverse effect on the business of the Company.

Gold Price Volatility

The Company's results are highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists primarily of jewelry and investment demand.

Aurizon Mines Ltd.  Financial Report 2007

Financing of Exploration Programs

There are mineral reserves on the Company’s Casa Berardi property, but Aurizon intends to carry out further exploration on this property with the objective of establishing additional economic mineral reserves.  Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if the expenditures to be made by the Company on its mineral properties will result in discoveries of additional commercial mineral reserves.  If the Company’s efforts are not successful at individual properties, the expenditures at those properties will be written off.  If the Company’s exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production.  In addition, the exploration and development of the Company's properties may depend upon its ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing on commercially reasonable terms, or at all.  The inability of the Company to obtain necessary financing could have a material adverse effect on the Company’s ability to explore and develop its properties.

Disclosure Controls and Internal Control over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2007.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has used the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company’s internal control over financial reporting.  Based on this assessment, management has concluded that as at December 31, 2007, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal controls over financial reporting as at December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal controls over financial reporting during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Aurizon Mines Ltd.

Management’s Responsibility for Financial Reporting

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on that evaluation, management has concluded that internal control over financial reporting was effective as of December 31, 2007.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion in the auditors’ report.

David P. Hall

Ian S. Walton
Chairman, President and

Executive Vice-President
Chief Executive Officer

and Chief Financial Officer

Vancouver, B.C., Canada
March 18, 2008

Aurizon Mines Ltd.

Auditors’ Report

To the Shareholders of Aurizon Mines Ltd.

We have completed an integrated audit of Aurizon Mines Ltd.’s 2007 consolidated financial statements and of the Company’s internal control over financial reporting as at December 31, 2007 and audits of the Company’s 2006 and 2005 consolidated financial statements.  Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Aurizon Mines Ltd. as at December 31, 2007 and December 31, 2006, and the related consolidated statements of earnings (loss), deficit, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s financial statements as at December 31, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  We conducted our audits of the Company’s financial statements as at December 31, 2006 and for each of the years in the two year period then ended in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Aurizon Mines Ltd.’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting included in Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Chartered Accountants

Vancouver, British Columbia

March 18, 2008

Aurizon Mines Ltd.

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in note 3(a) to the financial statements. Our report to the shareholders dated March 18, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, British Columbia

March 18, 2008

Aurizon Mines Ltd.

Consolidated Balance Sheets
As at December 31,

(in Canadian Dollars)	2007	2006
$		$
ASSETS CURRENT
Cash and cash equivalents (Note 17(c))	24,836,323	9,465,215
Restricted cash (Notes 10(d) and 17(d))	31,754,068	19,357,224
Accounts receivable and prepaid expenses	3,100,475	2,967,999
Refundable tax credits and mining duties (Note 4)	3,865,481	5,392,289
Derivative instrument assets (Note 9(a))	2,446,048	-
Inventories (Note 5)	8,152,417	5,841,020
74,154,812		43,023,747
Derivative instrument assets (Note 9(a))	3,416,877	-
Other assets (note 6)	4,393,232	8,689,147
Property, plant & equipment (Note 7)	39,043,105	39,909,934
Mineral Properties (Note 8)	124,602,981	134,606,035
TOTAL ASSETS	245,611,007	226,228,863
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	11,574,926	8,742,565
Derivative instrument liabilities (Note 9(a))	4,851,528	531,135
Current portion of long-term debt (Note 10(a))	25,795,846	4,435,524
	42,222,300	13,709,224
Derivative instrument liabilities (Note 9(a))	15,795,242	8,214,098
Long-term debt (Note 10(a))	44,923,883	68,840,439
Asset retirement obligations (Note 11)	2,598,339	2,246,931
Future income tax liabilities (Note 13(b))	11,201,391	8,566,572
TOTAL LIABILITIES	116,741,155	101,577,264
SHAREHOLDERS’ EQUITY
Share Capital (Note 14) Common shares issued – 146,730,948 (2006 – 146,313,048)	190,975,945	193,330,698
Contributed Surplus (Note 20)	837,284	742,943
Stock based compensation (note 14(c))	6,062,359	2,822,050
Deficit	(69,005,736)	(72,244,092)
TOTAL SHAREHOLDERS’ EQUITY	128,869,852	124,651,599
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	245,611,007	226,228,863

Subsequent event (Note 10(c))

The attached notes form an integral part of these consolidated financial statements

Approved on behalf of the Board,

Robert Normand,

Brian Moorhouse,

Director, Chairman of the Audit Committee

Director

Aurizon Mines Ltd.

Consolidated Statements of Earnings (Loss)
For the years ended December 31,

(in Canadian Dollars)	2007	2006	2005
	$	$	$
Revenue
Mining operations	87,998,729	-	-

Expenses
Operating costs	40,773,588	-	-
Depreciation, depletion and accretion	22,032,648	101,384	85,945
Administrative and general costs	8,487,181	5,178,190	4,091,059
Exploration costs	5,242,346	623,656	-
Unrealized derivative losses (Note 9(a))	6,038,612	8,745,233	-
Interest on long-term debt	3,344,999	-	-
Corporate takeover bid costs (Note 16)	-	5,247,426	-
Loss (gain) on sale of property, plant and equipment	40,704	49,887	(115,112)
Foreign exchange loss	122,730	44,559	125,557
Capital taxes	849,432	796,725	517,540
Other income (Note 15)	(2,252,909)	(1,238,849)	(747,863)
	84,679,331	19,548,211	3,957,126
Earnings (loss) for the year before income taxes	3,319,398	(19,548,211)	(3,957,126)
Current income tax recovery (expense) (Note 13)	-	24,629	(139,871)
Future income tax recovery (Note 13(a))	2,209,947	4,487,226	2,055,000
Net earnings (loss) from continuing operations	5,529,345	(15,036,356)	(2,041,997)
Net earnings (loss) from discontinued operations (Note 21)	-	-	3,785,525
Net earnings (loss) for the year	5,529,345	(15,036,356)	1,743,528
Earnings (loss) per share from continuing operations Basic and diluted	0.04	(0.10)	(0.02)
Earnings (loss) per share Basic and diluted	0.04	(0.10)	0.01
Weighted average number of common shares outstanding	146,501,956	144,399,006	117,686,120

The attached notes form an integral part of these consolidated financial statements.

Aurizon Mines Ltd.

Consolidated Statements of Deficit

For the years ended December 31,

(in Canadian Dollars)	2007	2006	2005
	$	$	$
Deficit – Beginning of year as previously reported	(72,244,092)	(57,207,736)	(58,951,264)
Adoption of new accounting standards (Note 3 (a))	(2,290,987)	-	-
Deficit – as adjusted	(74,535,079)	(57,207,736)	(58,951,264)
Net earnings (loss) for the year	5,529,345	(15,036,356)	1,743,528
Deficit – end of year	(69,005,736)	(72,244,092)	(57,207,736)

Consolidated Statement of Comprehensive Income

For the year ended December 31,

(in Canadian Dollars)	2007
$
Net earnings for the year before comprehensive income	5,529,345
Other comprehensive income	-
Comprehensive income for the year	5,529,345

Aurizon Mines Ltd.

Consolidated Statements of Cash Flow
For the years ended December 31,

(in Canadian Dollars)	2007	2006	2005
	$	$	$

OPERATING ACTIVITIES
Net earnings (loss) for the year from continuing operations	5,529,345	(15,036,356)	(2,041,997)
Adjustment for non-cash items:
Depreciation, depletion and accretion	22,032,648	101,384	85,945
Refundable tax credits and mining duties	(1,938,931)	-	-
Loss (gain) on sale of property, plant & equipment	40,704	49,887	(115,112)
Stock based compensation (Note 14(c))	3,529,074	1,725,920	726,099
Unrealized non-hedge derivative (gains) losses (Note 9(a))	6,038,612	8,745,233	-
Future income tax recovery	(2,209,947)	(4,487,226)	(2,055,000)
	33,021,505	(8,901,158)	(3,400,065)
Increase in non-cash working capital items (Note 17)	(784,005)	(4,120,919)	(737,220)
	32,237,500	(13,022,077)	(4,137,285)
INVESTING ACTIVITIES
Reclamation deposits	(94,730)	(31,577)	-
Property, plant & equipment	(6,960,279)	(18,555,496)	(10,614,290)
Mineral properties	(27,461,735)	(55,912,287)	(30,306,682)
Gold sales prior to commercial production	31,161,709	5,011,415	-
Proceeds from sale of Sleeping Giant	-	-	5,201,649
Refundable tax credits	1,447,061	1,315,475	1,391,784
Refundable mining duties	2,462,930	-	1,390,091
Capitalized interest costs	(1,613,319)	(2,399,553)	-
Restricted cash funding	(12,396,844)	(19,357,224)	-
	(13,455,207)	(89,929,247)	(32,937,448)
FINANCING ACTIVITIES
Issuance of shares	814,357	16,502,486	50,809,776
Long-term debt	(4,225,542)	73,275,963	-
Deferred finance costs	-	(2,372,123)	(480,716)
	(3,411,185)	87,406,326	50,329,060
INCREASE (DECREASE) IN CASH FROM CONTINUING OPERATIONS	15,371,108	(15,544,998)	13,254,327
INCREASE (DECREASE) IN CASH FROM DISCONTINUED OPERATION (Note 21(b))	-	-	(309,795)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,371,108	(15,544,998)	12,944,532
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	9,465,215	25,010,213	12,065,681
CASH AND CASH EQUIVALENTS – END OF YEAR	24,836,323	9,465,215	25,010,213

The attached notes form an integral part of these consolidated financial statements.

Supplemental cash flow information is disclosed in Note 17.

Aurizon Mines Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2007, 2006 and 2005

1.

NATURE OF OPERATIONS

Aurizon is a Canadian based gold producer with operations and development activities in the Abitibi region of north-western Quebec.  Aurizon owns 100% of the Casa Berardi gold mine, one advanced stage project, the Joanna gold project, and one early stage exploration project, the Kipawa gold/uranium project.  The primary focus of the Company’s current activities is the mining and development of the Casa Berardi property in Quebec.  In February 2006, a $75 million debt facility was completed in order to advance the project to commercial production.  Commissioning and ramp-up of operations commenced in the fourth quarter of 2006 resulting in the production of 17,731 ounces of gold in 2006.  Commercial production was achieved on May 1, 2007, and the mine produced a total of 159,469 ounces of gold in 2007.

The Company's performance will be highly sensitive to the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affect gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists of jewelry and investment demand.  Gold can be readily sold on numerous markets throughout the world and its market value can be readily ascertained at any particular time.  As a result, the Company is not dependent upon any one customer for the sale of its product.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Canadian Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).  Measurement differences between Canadian and United States generally accepted accounting principles which would have a material effect on these consolidated financial statements are explained in note 19.

b)

Principles of Consolidation

The Company’s investment in the Sleeping Giant Mine, up until the date of its disposal in 2005, was conducted in a joint venture with another company.

c)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes.  Significant areas where management’s judgment is applied are in determining mineral reserves and resources, depreciation rates, asset impairments, contingent liabilities, future income tax valuation allowances, environmental and post-closure obligations and stock based compensation.  Actual results could differ from those estimates.

d)

Cash Equivalents

The Company considers short-term investments with a maturity of 90 days or less at the date of acquisition to be cash equivalents.  Cash and cash equivalents have been designated as held-for-trading as the fair value is reliably measurable, with changes in fair value being recorded directly in earnings as they occur.

e)

Inventory

Inventory is comprised of mine supplies, in-process inventory and gold bullion.  Mine supplies are recorded at the lower of cost and replacement value.  In-process inventory and gold bullion is recorded at the lower of average cost and net realizable value and consist of direct costs related to production such as mining, milling, and refining costs, as well as indirect costs, which include depreciation of capital assets and depletion of mining assets.  Inventory unit costs are calculated based on ounces of gold produced, resulting in an imputed cost per unit produced which is subsequently attributed to the cost of the ounces of gold sold.

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)

Mineral Properties

i)

Producing Mining Properties

Producing mining properties are carried at cost, less accumulated depreciation, depletion, and write-downs.

Depletion is provided over the estimated life of the asset using proven and probable mineral reserves net of mill recovery rates.  Sales proceeds derived from ore processed up to the point of attaining commercial production were credited to the related deferred expenditures.

Carrying values of producing mining properties and the property, plant and equipment associated with those mining properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment.  When such conditions exist, estimated future net cash flows from the property are calculated using estimated future prices, reserves and resources, operating and capital costs on an undiscounted basis.  If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to the present value of the discounted estimated future net cash flows.

Management's estimates of gold prices, recoverable proven and probable mineral reserves, operating capital and reclamation costs are subject to risks and uncertainties affecting the assessment of the recoverability of the Company's investment in mineral properties and property, plant and equipment.  Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of net cash flows expected to be generated from its operating properties and the need for possible asset impairment write-downs.

ii)

Non-Producing Mining Properties

Acquisition, exploration and development costs associated with a non-producing mining property where proven and probable reserves exist are capitalized until the property is producing, abandoned, impaired in value or placed for sale.  The costs are transferred to producing mining properties in the case of a property placed into production.

Carrying values of non-producing mining properties and the property, plant and equipment associated with those mineral properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment.  If the property is assessed to be impaired, it is written down to its estimated fair value.

The recoverability of the amounts capitalized in respect of non-producing mining properties is dependent upon the existence of economically recoverable reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

iii)

Exploration Properties

Acquisition costs of exploration properties are capitalized.  Exploration expenditures on exploration properties are charged to operations in the year in which they are incurred.  If studies performed on an exploration property demonstrate future economic benefits, the subsequent costs relating to further exploring or developing the property for eventual production are capitalized.  Acquisition costs of abandoned properties are charged to earnings in the year in which the project is abandoned.

g)

Estimates of Proven and Probable Mineral Reserves

Management's calculation of proven and probable reserves is based upon engineering and geological estimates and financial estimates including gold prices and operating and development costs.  The Company depreciates some of its assets over proven and probable mineral reserves.  Changes in geological interpretations of the Company's ore bodies and changes in gold prices and operating costs may change the Company's estimate of proven and probable reserves.  It is possible that the Company's estimate of proven and probable reserves could change in the near term and that could result in revised charges for depreciation and depletion in future periods.

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and write-downs and are depreciated over their estimated useful lives, primarily using proven and probable mineral reserves and a 20% declining balance rate for machinery and equipment.  Depreciation is provided on mine site property, plant and equipment on a unit of production basis.  Depreciation expenses from the start-up of mining operations until the commencement of commercial production have been capitalized to Mineral Properties.

Capital leases are recorded as an asset and an obligation equal to the present value at the beginning of the lease term of the minimum lease payments over the lease term.  Amortization of these assets is recorded on a basis that is consistent with other property, plant and equipment.

i)

Revenue Recognition

The Company recognizes revenue from gold and silver bullion sales at the time of physical delivery, which coincides with the date title to the gold or silver has passed to a purchaser.  The sales price is fixed based on either the terms of gold sales contracts, gold option contracts, or the gold spot price established two business days prior to the delivery date.

Royalty income is recognized on an accrual basis when the Company has reasonable assurance with respect to measurement and collectability.

j)

Derivative Instruments

The Company uses gold and currency derivative instruments to manage its exposure to the fluctuating price of gold and foreign exchange movements.  Gains or losses arising from the use of derivative instruments, both realized and unrealized, are charged to operations.

k)

Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars at the rates prevailing on the date of the transactions.  Monetary balances are translated at the rate of exchange at the balance sheet date and revenue and expenses are translated at average exchange rates.  The resulting gains and losses are included in the determination of earnings.

l)

Asset Retirement Obligations

The Company records the fair value of asset retirement obligations in the period in which they occur.  At each reporting period, asset retirement obligations are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  In addition, the initial measurement of an asset retirement cost is added to the carrying amount of the related asset and depreciated over the estimated useful life of the asset.

m)

Government Assistance

The Company applies for financial assistance from the Government of Quebec with respect to certain exploration and development costs incurred in Quebec.  The assistance is accounted for using the cost reduction approach whereby the amounts received or receivable each year are applied to reduce the cost of the related assets or related deferred expenditures or expenses.

Certain forms of government assistance received by the Company become reimbursable upon commencement of commercial production.  Accordingly, the fair value of the reimbursable obligation is recorded as a liability in the period that commercial production occurred, and at each reporting period the carrying value of the obligation is increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liability.

n)

Stock Based Compensation

The Company uses the fair value method of accounting for stock options granted to directors, officers and employees.  The primary estimates impacting fair value of stock options are the volatility of the share price and the expected life of the stock options. These estimates are based on historical information and accordingly cannot be relied upon to predict future behaviour. .Accordingly, the fair value of all stock options granted is recorded as a charge to operations over the vesting period with a corresponding credit to stock based compensation.  Prior to commencement of commercial production, stock based compensation costs relating to employees of Casa Berardi were capitalized to Mineral Properties. Consideration received on exercise of stock options is credited to share capital and the value attributed to the exercised options is transferred to share capital.

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

o)

Income and Resource Taxes

Future income tax assets and liabilities are determined based on the difference between the tax bases of the Company’s assets and liabilities and the respective amounts reported in the financial statements.  The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

p)

Earnings per Share

Earnings per share are based on the weighted average number of common shares issued and outstanding during the year.  Diluted earnings per share are calculated using the treasury stock method.  Under this method, the weighted average number of common shares outstanding used for the calculation of diluted earnings (loss) per common share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.  In 2006 and 2005, the calculation would be anti-dilutive in which case basic and diluted earnings per share would be the same.

q)

Flow-through shares

The Company has financed a portion of its exploration activities through the issuance of flow through shares.  Under the terms of the flow through shares agreements, the tax attributes of the related exploration expenditures are renounced to subscribers.  To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.  The foregone tax benefit is recognized on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made.

r)

Comparatives

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

3.

ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

a)   Effective January 1, 2007, the Company has adopted the guidelines provided by the Canadian Institute of Chartered Accountants relating to the accounting treatment of financial instruments.

(i)  Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used.  It also specifies how financial instrument gains and losses are to be presented.  Section 3855 requires that all financial assets, except those qualified as held to maturity, and derivative financial instruments, must be measured at fair value.  Financial liabilities qualified as held for trading must also be measured at fair value, while all other financial liabilities may be measured at cost.

Effective January 1, 2007, our cash, cash equivalents, and restricted cash have been classified as held for trading with the related gains and losses recorded directly in net earnings.  Accounts receivable, accounts payable are recorded at amortized cost.  Reclamation deposits are classified as available for sale with fair value changes recorded in other comprehensive income.  Transaction costs related to the acquisition of financial instruments are charged to earnings as incurred.  As a result of the adoption of Section 3855, unamortized deferred financing costs relating to long-term debt totalling $2,290,987 have been charged to deficit.

All derivatives recorded on the balance sheet are reflected at fair value.  Mark-to-market adjustments on these instruments are reflected in net earnings, because the Company does not follow hedge accounting.

All other financial instruments, including long-term debt, are recorded at cost or amortized cost, subject to impairment reviews.

(ii)  Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.  The Company does not apply hedge accounting and accordingly is not impacted by this standard.

Aurizon Mines Ltd.

3.          ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS (continued)

(iii)   Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income.  Comprehensive income is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  These items include holding gains and losses on certain investments and gains and losses on certain derivative instruments.  The Company holds no marketable securities, does not have any self sustaining foreign subsidiaries and does not apply hedge accounting.  Accordingly, the consolidated statement of comprehensive income and the balance sheet do not contain any other comprehensive income items.

b)   Canadian accounting pronouncements effective for 2008

(i)  Capital Disclosures, Section 1535

On December 1, 2006, the CICA issued this new accounting standard which will be effective January 1, 2008. Section 1535 specifies the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.

(ii)  Inventories, Section 3031

In June 2007, the Canadian Institute of Chartered Accountants issued section 3031 – Inventories to replace existing section 3030.  This new section, which became effective January 1, 2008, establishes standards for the measurement and disclosure of inventories.  The Company does not expect its financial statements to be significantly impacted by the application of section 3031.

(iii)  Goodwill and intangible assets, Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management is currently assessing the impact of these new accounting standards on its consolidated financial statements.

(iv)  Financial Instruments Disclosures, Section 3862 / Financial Instruments Presentation, Section 3863

These sections will replace Section 3861, Financial Instruments Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections will place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. The mandatory effective date is for annual and interim periods in fiscal years beginning on or after October 1, 2007. The Company will begin application of these sections effective January 1, 2008. It is not anticipated that the adoption of these new accounting standards will impact the amounts reported in the Company’s consolidated financial statements as the additional guidance relates solely to disclosure.

(v)  International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB’s strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Aurizon Mines Ltd.

4.

REFUNDABLE MINING DUTIES AND TAX CREDITS

	2007	2006
	$	$

Quebec mining duties	2,157,059	4,588,037
Quebec refundable tax credits	1,708,422	804,252
Total mining duties and refundable tax credits	3,865,481	5,392,289

(i)   Quebec mining duties

As at December 31, 2007, the Company has accrued $2,157,059 (2006 - $4,588,037) in respect of 2005 Quebec mining duties refund.  The Company has also accrued $4,160,154 (Note 6) (2006 - $3,298,407) for 2006 and 2007 Quebec mining duties refunds which are expected to be recovered in 2009 and 2010 respectively.

(ii)   Quebec refundable tax credits

As at December 31, 2007, the Company has accrued $1,708,422 in respect of Quebec refundable tax credits arising from certain eligible exploration expenditures (2006 - $804,252).  In addition, the Company has $9.2 million of non-refundable tax credits which may be applied against Quebec capital and income taxes (Note 13).

5.

INVENTORIES

	2007	2006
	$	$

Supplies inventory	2,245,803	2,004,970
Gold bullion & in-process inventory	5,906,614	3,836,050
Total inventories	8,152,417	5,841,020

6.

OTHER ASSETS

	2007	2006
	$	$

Refundable mining duties (Note 4)	4,160,154	3,298,407
Deferred finance costs (Note 6(a))	-	5,252,392
Reclamation deposits (Note 11)	233,078	138,348
Total other assets	4,393,232	8,689,147

a)

Deferred Finance Costs:

Newly adopted CICA Handbook section 3855 no longer allows deferred finance costs to be shown as a stand-alone item on the balance sheet.  These costs must be expensed as incurred or carried against the value of the loan instrument and accreted over the life of the debt.  Accordingly, on January 1, 2007, the Company charged the unamortized finance costs of $2,290,987 to deficit, while the interest and finance costs totalling $2,961,405 incurred in 2006 were capitalized to Mineral Properties. In 2007, interest and finance costs prior to commencement of commercial production totalling $1,654,524 have been capitalized to Mineral Properties.  Finance and interest costs incurred subsequent to commencement of commercial production have been charged to earnings.

Aurizon Mines Ltd.

7.

PROPERTY, PLANT AND EQUIPMENT

	2007			2006
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
	$	$	$	$	$	$

Mine infrastructure	26,419,854	(4,275,202)	22,144,652	22,940,635	-	22,940,635
Machinery and equipment	18,967,817	(3,416,847)	15,550,970	15,555,097	(14,611)	15,540,486
Buildings and leasehold improvements	1,043,848	(785,152)	258,696	1,013,169	(758,864)	254,305
Office equipment and furniture	614,264	(335,518)	278,745	541,965	(274,382)	267,583
Computers and software	1,009,448	(199,406)	810,042	908,305	(1,380)	906,925
Total property plant & equipment	48,055,230	(9,012,126)	39,043,105	40,959,171	(1,049,237)	39,909,934

Property, plant and equipment includes $213,081 (2006 - $245,480) of assets under a capital lease.

8.

MINERAL PROPERTIES

	2007	2006
	$	$
Producing mining property
Casa Berardi, Quebec
Cost	141,313,076	134,237,494
Accumulated depletion	(17,442,722)	-
	123,870,354	134,237,494
Other exploration properties
Joanna, Quebec	658,027	299,000
Kipawa, Quebec	74,600	69,541
	732,627	368,541
	124,602,981	134,606,035

        a)   Casa Berardi Property

The Company holds a 100% interest in the Casa Berardi property near La Sarre, Quebec.

As at December 31, 2007, the Company has received government assistance totalling $1,973,161 that is repayable if commercial production is reached at Casa Berardi.  Repayment of 30% of the assistance is due within 24 months, an additional 30% within 36 months, and the remaining 40% within 48 months of the achievement of commercial production.  As commercial production at Casa Berardi has been achieved, the fair value of the government assistance totalling $1,669,308 has been recorded as a liability (Note 10(a)) and the carrying value of the mineral property has been increased by the same amount.  The effective interest rate used to calculate the fair value of this obligation is 7.25%.

No direct government assistance has been received for Casa Berardi in the past five years.

On August 30, 2007, the Company entered into a joint venture option agreement (the “Option Agreement”) with Lake Shore Gold Corp. (“Lake Shore”) whereby Lake Shore can earn a 50% interest in certain claims surrounding the Casa Berardi Mine (the “Casa Berardi Exploration Property”).  Under the terms of the Option Agreement, Lake Shore can earn an undivided 50% interest in the Casa Berardi Exploration Property by incurring exploration expenditures of $5 million over a five-year period, including a firm commitment of $600,000 in the first year. Lake Shore will be the operator of the Casa Berardi Exploration Property during the earn-in period.  If an indicated mineral resource of at least 500,000 ounces of gold at a minimum grade of 6.0 grams of gold per tonne (or economic equivalent thereof) is established, the area containing the resource plus a one kilometer radius surrounding the outer perimeter of the resource may be transferred to a specific property joint venture, in which Aurizon and Lake Shore would each have a 50% interest.  Aurizon shall then have the right to earn an additional 10% interest in the specific property by funding the costs of a feasibility study, at which time Aurizon will become the operator.  Any ore produced from the Casa Berardi Exploration Property would be processed at Aurizon’s 100% owned Casa Berardi milling facility.

Aurizon Mines Ltd.

8.            MINERAL PROPERTIES (continued)

b)

Beaufor Mine and Perron Property

The Company retains a gold-indexed royalty on future gold production from the Beaufor mine and Perron property.  On the first 220,000 ounces of gold production from Beaufor, the Company receives royalties of $5 per ounce on 50% of the production when the prevailing gold price is greater than US$280 per ounce, and $12.50 per ounce when gold prices are above US$300.  On production in excess of 220,000 ounces, the Company is entitled to receive royalties ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  As at December 31, 2007, the Beaufor Mine had produced 250,824 ounces of gold pursuant to the royalty agreement.  During 2007, the Company received royalties totalling $393,070 in respect of the Beaufor mine (2006 - $193,530).

The Company also retains a royalty on 100% of any production from the Perron property, ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  There has been no commercial production from the Perron property to date.

c)

Joanna Property, Quebec

Pursuant to a letter of intent dated June 29, 2006, the Company has an option to earn a 100% interest in the Joanna Property, subject to a 2% net smelter royalty, by incurring exploration expenditures of $3.5 million over three years, payments of $500,000 in cash or shares and the issuance of 50,000 shares of the Company, of which $254,450 in cash and 12,500 shares at a fair value of $45,550 have been paid and issued to December 31, 2007.  On October 13, 2006, 50,000 shares were issued at a fair value of $149,000 pursuant to the option agreement.  Exploration expenditures of $2 million must be incurred by the second anniversary of the date of the letter of intent, which had been fully incurred as at December 31, 2007.  An advance royalty of $500,000 is payable upon completion of a feasibility study on the property.

Pursuant to a letter of intent dated January 30, 2007, the Company has an option to earn a 100% interest in twenty claims contiguous to the Joanna Property, subject to a 2% net smelter royalty, by incurring exploration expenditures of $350,000 over three years, and payments of $100,000 in cash.  To December 31, 2007, the Company has incurred $200,802 in exploration expenditures and made a cash payment of $50,000.  The final $50,000 cash payment is due on or before December 31, 2009.

In September 2007, Aurizon signed a letter of intent with Vantex Resources Limited (“Vantex”) to acquire a 75% interest in the Joanna-Heva property consisting of two mineral claims located within the existing boundary of the Joanna property, subject to an underlying 1.0% net smelter royalty interest.  Stellar Pacific Ventures Inc. owns the remaining 25% interest in the property, which is also subject to an underlying 1.0% net smelter royalty.  In order to earn the 75% interest in the Joanna-Heva Property, the Company must make cash payments of $600,000 over a twelve month period and Vantex will retain a 1.5% net smelter royalty.  Aurizon has an option to buy back 50% of the Vantex royalty at any time at a cost of $500,000.  Vantex will be entitled to advance royalties at certain milestones including feasibility and commercial production.   As at December 31, 2007, the Company has made cash payments of $150,100 toward the fulfillment of this agreement.

d)

Kipawa Property, Quebec

The Company has acquired mineral claims in Quebec by staking at a cost of $74,600.

Aurizon Mines Ltd.

9.           COMMITMENTS

a)

Non-hedge derivatives

A condition of closing the $75 million project debt facility on February 23, 2006 was the requirement to implement gold price protection and foreign currency programs (Note 10).  The Company’s non-hedge derivative positions at December 31, 2007 were as follows:

	2008	2009	2010	Total
Gold

US$500 put options purchased - ounces	77,306	84,842	65,814	227,962

Call options sold - ounces	77,306	84,842	65,814	227,962
Average call price per ounce	US$848	US$882	US$908	US$878
Canadian – U.S. dollars
Forward sales contracts – Cdn$	$21,000,000	$16,800,000	$18,600,000	$56,400,000
Average exchange rate – Cdn$/US$	1.13	1.12	1.11	1.12

As at December 31, 2007, the unrealized mark-to-market loss of the gold non-hedge derivative positions totalled $20,646,770 and the currency non-hedge derivative position had an unrealized mark-to-market gain of $5,862,925, for a net unrealized derivative loss of $14,783,845.  The portion of these losses and gains for the derivative instruments expiring within one year are $4,851,528 and $2,446,048, respectively.  The net losses have been charged to operations (2007: $6,038,612; 2006: $8,745,233).  There are no margin requirements with respect to these derivative positions.

b)

Employee Incentive Plan

The Company has an employee incentive plan for the discovery and acquisition of mineral deposits.  Under the terms of the plan, once a mineral deposit has achieved commercial production, a bonus of 0.2% of the net smelter revenues (“NSR”), less any advance royalty payments, is paid to those participating in the plan.  As at December 31, 2007, the NSR totalled $165,972 (2006 - nil).

c)    Contractual obligations

The Company’s significant contractual obligations over the next five years are as follows:

	Total	Due in less than 1 Year	Due 1 -3 Years	Due 3 -5 Years	Due in more than 5 Years
	$	$	$	$	$
Long-term debt	69,050,421	25,795,846	43,254,575	-	-
Environmental and reclamation	3,690,663	157,883	505,227	-	3,027,553
Mineral properties commitments	799,900	249,900	550,000	-	-
Hydro Quebec – distribution line	304,239	69,125	151,826	83,288	-
Reimbursable government assistance	1,973,161	-	1,200,000	773,161	-
	75,818,384	26,272,753	45,661,629	856,449	3,027,553

Aurizon Mines Ltd.

10.

LONG-TERM DEBT

a)    Long-term debt

	2007	2006
	$	$
Project loan facility	68,837,340	73,057,569
Capital lease obligation	213,081	218,394
Reimbursable government assistance	1,669,308	-
	70,719,729	73,275,963
Less current portions:
Project loan facility	(25,725,000)	(4,383,454)
Capital lease obligation	(70,846)	(52,070)
	(25,795,846)	(4,435,524)
Long-term debt	44,923,883	68,840,439

b)    Project loan facility

On February 23, 2006, the Company closed a $75 million project loan facility, with a syndicate of banks, to be used for the construction of Casa Berardi.  All of the Casa Berardi project assets are pledged as collateral for the senior debt.  The loan facility has a 4.5 year term with the first principal repayment date on September 30, 2007 and the final principal repayment due on September 30, 2010.  The Company may make draws in the form of a bankers’ acceptance loan or a prime rate based loan.  The prime loan interest rate is prime plus 1.25%, and the bankers’ acceptance loan rate is the prevailing CDOR rate plus 2.25%.  Upon achieving commercial production and meeting certain operating performance benchmarks, the interest rate margin on the prime rate based loans and the bankers’ acceptance loans reduce to 0.875% and 1.875% respectively.  A standby fee of 0.75% will be charged on any undrawn portion of the facility.  The loan may be repaid at any time without penalty.  Any undrawn portion of the facility up to a limit of $7.5 million may be converted to a revolving credit facility.

The project loan facility has the following financial covenants:

i)

Debt Service Coverage Ratio:  The Company shall, as of each principal payment date, maintain the debt service coverage ratio at greater than or equal to 1.10:1.00.

ii)

Current Ratio:  The Company is required to, at all times after meeting certain operational benchmarks, maintain the current ratio at greater than 1.50:1.00.

iii)

Tangible Net Worth:  The Company shall, at all time, maintain a tangible net worth at an amount at least equal to $90,000,000.

The Company is not in default with respect to any of the covenants above.

In 2007, the Company incurred $4,958,318 of interest charges on the project debt facility (2006 - $2,399,553), of which $1,613,319 (2006 - $2,399,553) was capitalized prior to commencement of commercial production.

Aurizon Mines Ltd.

10.          LONG-TERM DEBT (continued)

The following shows the principal repayments on the outstanding debt.  Payments due within one year have been reflected as a current portion of the outstanding debt (see note 10(c)):

Date	Principal Repayment
$
March 31, 2008	12,862,500
September 30, 2008	12,862,500
March 31, 2009	8,085,000
September 30, 2009	12,495,000
March 31, 2010	11,760,000
September 30, 2010	10,772,340
Total	68,837,340
Less: Current portion	(25,725,000)
Long term portion of project loan facility	43,112,340

c)     Subsequent event

The credit agreement relating to the Casa Berardi project debt facility was amended on February 27, 2008, allowing the modification of certain operating performance benchmarks that must be achieved at Casa Berardi; extending the date of achieving these parameters from January 31, 2008 to September 30, 2008; and providing that the Company make a $15,000,000 prepayment on the outstanding debt on March 31, 2008.   This prepayment shall be in addition to the scheduled payment of $12,862,500 due on March 31, 2008 (Note 10 (b)).

d)

Restricted cash

As at December 31, 2007, in accordance with the terms of the $75 million project loan facility, $31,754,068 (December 31, 2006: $19,357,224) was held in restricted accounts to be used to fund Casa Berardi project costs.  These funds will be released upon achievement of certain operating performance benchmarks that must be achieved by September 30, 2008.

e)

Capital Lease

The Company is obligated to pay $213,081 under various capital leases for equipment, of which $70,846 is due in 2008.  The leases, which initially had terms of 48 months, provide that the Company may purchase the leased equipment for a nominal amount at the end of the lease term.  Interest charges of $18,921 (2006 - $2,965) relating to capital leases have been charged to earnings.

The following outlines the estimated future minimum lease payments under the lease:

2008	$70,846
2009	$76,537
2010	$65,698
Total	$213,081

Aurizon Mines Ltd.

11.

ASSET RETIREMENT OBLIGATIONS

	2007	2006
	$	$
Asset retirement obligations – beginning of year	2,246,931	2,095,476
Obligations incurred during the year	188,712	-
Accretion expense	162,696	151,455
Asset retirement obligations – end of year	2,598,339	2,246,931

	Total Undiscounted Asset Retirement Obligation	Credit-adjusted risk-free rates	Estimated Timing of payment
	$
Casa Berardi, Quebec:
Initial obligation estimate	2,725,836	8.0%	2014
Changes in cash flow estimates	1,197,904	5.3%	2014
	3,923,741	7.2%	2014

As at December 31, 2007, $233,078 (2006 - $138,348) of reclamation deposits had been invested in restricted deposits for future site reclamation obligations at Casa Berardi.

12.

RELATED PARTY TRANSACTIONS

In 2007, the Company paid an independent director $27,800 for professional fees relating to corporate development and general mine management issues.

The Company also employed a member of an officer’s immediate family on a part-time basis in 2007 on a student employment program relating to exploration activities.  Wages paid for 2007 totalled $10,293.

Aurizon Mines Ltd.

13.

INCOME TAXES

a)   The provision for income and mining taxes is different from the amount that would have resulted from applying the combined Federal and Provincial income tax rates as a result of the following:

	2007	2006	2005
	$	$	$
Earnings (loss) before income taxes	3,319,398	(19,548,211)	(3,957,126)
Combined Federal and Provincial rates	32.02%	32.02%	31.02%
Income taxes (income tax benefit) at combined Federal and Provincial rates	1,062,871	(6,259,337)	(1,227,500)
Increase (decrease) resulting from:
Resource allowance	-	176,148	1,233,777
Change in valuation allowance	(3,409,921)	1,621,767	(3,447,623)
Expiry of loss carry-forwards	-	761,129	-
Benefit related to non-taxable Quebec mining duties refund	(275,930)	(1,617,319)	-
Effect of change in enacted Federal tax rates	(742,059)	274,280	-
Tax assets restricted due to sale of Sleeping Giant	-	-	1,180,973
Non-taxable portion of gains	-	(2,991)	(25,918)
Non-deductible costs	1,155,092	559,097	231,291
Future income tax recovery	(2,209,947)	(4,487,226)	(2,055,000)
Capital taxes (recovery) expense	-	(24,629)	139,871
Income tax recovery	(2,209,947)	(4,511,855)	(1,915,129)

As a result of the renunciation of tax benefits relating to flow through shares in 2007, 2006 and 2005, tax benefits not previously recognized have been offset against the future tax liabilities arising on flow through share renunciation.  This resulted in tax recoveries being recorded in 2007 of $3,518,297 (2006 - $4,487,226; 2005 - $2,055,000) with a corresponding reduction in shareholders’ equity.  The recoveries in 2007 of $3,518,297, reduced by the net federal future income tax liabilities of $1,308,350, result in a net future income tax recovery of $2,209,947 for the year.

b)   Future income tax liabilities

	2007	2006
	$	$
Federal future income tax liabilities	1,308,350	-
Quebec mining duties future income tax liabilities	9,893,041	8,566,572
Future income tax liabilities	11,201,391	8,566,572

The Quebec mining duties future income tax liabilities are payable at a tax rate of 12% of future Quebec mining income that exceeds $47 million of accumulated costs available for deduction against income for mining duties tax purposes.

Aurizon Mines Ltd.

13.

INCOME TAXES (continued)

c)   Temporary differences giving rise to future income tax assets and liabilities:

	2007	2006
	$	$
Future income tax assets
Property, plant & equipment	1,142,801	-
Unrealized non-hedge derivative losses	5,553,981	2,789,729
Asset retirement obligations	698,953	716,771
Other	420,863	1,036,646
Non-capital losses	612,747	13,393,298
	8,429,345	17,936,444
Less: valuation allowance	(4,480,229)	(6,643,894)
	3,949,116	11,292,550

Future income tax liabilities
Unrealized non-hedge derivative gains	1,577,127	-
Deferred finance costs	-	365,772
Mineral properties	3,220,774	9,651,443
Property, plant & equipment	-	1,034,864
Other	459,565	240,471
	5,257,466	11,292,550
Net federal future income tax liabilities	1,308,350	-

The Company has approximately $133 million of accumulated federal exploration and development costs and capital costs available for deduction against income for tax purposes in future years, which may be carried forward indefinitely.  Similar Quebec accumulated costs total $183 million.  The Company also has federal non-capital losses of $4 million which may be carried forward to 2026, before expiring.

In addition, the Company has Quebec non-refundable tax credits of $9.2 million which may be carried forward from 2023 to 2027, before expiring and $5.4 million of federal non-refundable tax credits which may be carried forward from 2023 to 2027.  No benefit has been recognized in respect of these amounts.

Aurizon Mines Ltd.

14.

SHARE CAPITAL

a)

Authorized:

Unlimited number of Common Shares without par value.

Unlimited number of Preferred Shares without par value of which 8,050,000 are designated as Series "A" Convertible Preferred Shares (Issued - none) and 1,135,050 are designated as Series "B" Convertible Preferred Shares (Issued - none).

b)

Issued and fully paid:

Common Shares	Shares	Amount
		$
December 31, 2004	103,421,522	131,762,523
Private placements	14,777,776	24,039,000
Public offering	20,740,750	26,177,277
Exercise of stock options	592,000	593,500
Future income tax effect of flow through shares	-	(2,055,000)
December 31, 2005	139,532,048	180,517,300
Private placements	5,500,000	14,188,476
Future income tax effect of flow through shares	-	(4,487,226)
Mineral property payments	57,500	177,050
Exercise of stock options	1,223,500	2,935,098
December 31, 2006	146,313,048	193,330,698
Future income tax effect of flow through shares	-	(3,518,297)
Mineral property payments	5,000	17,500
Exercise of stock options	412,900	1,146,046
December 31, 2007	146,730,948	190,975,945

During 2007, 412,900 stock options were exercised thereby increasing the share capital balance by $1,146,046, which consists of a fair value of $331,688 attributed to the options, in addition to the cash considerations received of $814,357.

On June 29, 2007, the Company issued 5,000 common shares at a value of $3.50 each pursuant to the option agreement on the Joanna property.

On March 30, 2006, the Company completed a private placement of 5,500,000 flow through common shares of the Company at a price of $2.75 per share, for gross proceeds of $15,125,000.  Total issue costs related to this private placement totalled $936,524.

At December 31, 2006, the Company had met the requirement to incur $15,125,000 of eligible flow through expenditures.  These expenditures resulted in renunciation of $3,518,297 for tax purposes in 2007.

On December 2, 2005, the Company completed a bought deal public offering with a syndicate of underwriters whereby the syndicate purchased 20,740,750 common shares of the Company at a price of $1.35 per share, for gross proceeds of $28 million.  Total issue costs relating to this offering were $1,822,737.

On March 31, 2005, the Company completed a private placement of 7,805,555 flow through common shares of the Company at a price of $1.80 per share and 3,638,888 common shares at a price of $1.50 per share, resulting in gross proceeds of $19,508,331.  On April 21, 2005 the Company issued a further 2,750,000 flow through common shares at a price of $1.80 per share and 583,333 common shares at a price of $1.50 per share for gross proceeds of $5,825,000.  Issue costs related to this private placement totalled $1,294,331.

Aurizon Mines Ltd.

14.

SHARE CAPITAL (continued)

c)

Incentive Stock Options

The Company maintains an incentive stock option plan (“the Plan”) covering directors and certain key employees.  The exercise price of the options is based upon the trading price of the common shares at the date of grant.  Certain of the options vest immediately and are exercisable at the date of grant and others vest over a three year period, of which 25% vest immediately.  The maximum number of options available under the Plan may not exceed 10,271,166 shares.

The status of stock options granted to employees and directors as at December 31, 2007 and 2006 and the changes during the years ended on those dates is presented below:

	2007		2006
	Number of Options	Weighted-average exercise price	Number of Options	Weighted-average exercise price
Outstanding at beginning of year	3,364,000	$2.02	2,482,500	$1.64
Granted	3,761,000	$3.94	2,120,000	$2.40
Exercised	(412,900)	$1.97	(1,223,500)	$1.89
Expired or forfeited	(106,500)	$3.74	(15,000)	$1.50
Outstanding at end of year	6,605,600	$3.09	3,364,000	$2.02
Vested and exercisable at the end of the year	4,665,350	$2.74	3,349,000	$2.02

A summary of information about the incentive stock options outstanding at December 31, 2007 is as follows:

Exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price
$1.37 - $1.99	1,124,500	1.7 years	$1.43
$2.00 - $2.99	1,804,100	3.4 years	$2.39
$3.00 - $3.99	1,810,000	4.6 years	$3.78
$4.00 - $4.10	1,867,000	4.3 years	$4.10
	6,605,600	3.7 years	$3.09

In April 2007, incentive stock options were granted to officers, directors and employees to purchase up to 1,911,000 shares at an exercise price of $4.10 per share.  The fair value of the options granted was estimated as $1.84 per share option on the date of grant based on the Black-Scholes option-pricing model.  The total stock based compensation cost associated with this grant was $3,516,240, of which $1,776,060 was expensed immediately based on the options that vested upon the grant.  As certain options were granted to employees of Casa Berardi, $144,463 has been capitalized to mineral properties and $1,631,597 charged to operations.  The remaining cost of $1,740,180 shall be charged to earnings over the vesting period with a corresponding credit to Stock Based Compensation.

In May 2007, incentive stock options were granted to employees to purchase up to 1,000,000 shares at an exercise price of $3.86 per share.  The fair value of the options granted was estimated as $1.72 per share option on the date of grant based on the Black-Scholes option-pricing model.  The total stock based compensation cost associated with this grant was $1,717,000, of which $429,250 was expensed immediately based on the options that vested upon the grant.  The remaining cost of $1,287,750 shall be charged to earnings over the vesting period with a corresponding credit to Stock Based Compensation.

In August 2007, incentive stock options were granted to a director to purchase up to 100,000 shares at an exercise price of $3.25 per share.  The fair value of the options granted was estimated as $1.40 per share option on the date of grant based on the Black-Scholes option-pricing model.  Accordingly, the Company recorded a stock based compensation expense of $140,300 relating to these options.

Aurizon Mines Ltd.

14.

SHARE CAPITAL (continued)

In December 2007, incentive stock options were granted to employees to purchase up to 750,000 shares at an exercise price of $3.74 per share.  The fair value of the options granted was estimated as $1.51 per share option on the date of grant based on the Black-Scholes option-pricing model.  The total stock based compensation cost associated with this grant was $1,132,500, of which $690,825 was expensed immediately based on the options that vested upon the grant.  The remaining cost of $441,675 shall be charged to earnings over the vesting period with a corresponding credit to Stock Based Compensation.

The fair value of each option is estimated on the date of grant based on the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2007	2006	2005
Expected volatility	47%	49%	53%
Risk-free interest rate	4.10%	4.20%	3.59%
Expected lives	4.4 Years	4.4 Years	3.2 Years
Dividend yield	Nil	Nil	Nil
Stock based compensation costs	$3,673,537	$2,266,283	$726,099
Allocated as follows:
Charged to operations	$3,529,074	$1,725,920	$726,099
Capitalized to mineral properties	$144,463	$540,363	-
Stock based compensation – Equity section
Beginning of year	$2,822,050	$1,176,856	$450,757
Stock based compensation expense	$3,673,537	$2,266,283	$726,099
Exercise of stock options	($331,687)	($621,089)	-
Expired and forfeited stock options	($101,541)	-	-
End of year	$6,062,359	$2,822,050	$1,176,856

As at December 31, 2007, there are 3,665,566 stock options available for granting (2006 – 6,877,913) as per the provisions in the Company’s stock options plans.

15.

OTHER INCOME

	2007	2006	2005
	$	$	$

Royalty income (Note 8(b))	393,070	193,530	230,657
Interest income	1,859,839	1,045,319	517,206
Other income	2,252,909	1,238,849	747,863

16.

CORPORATE TAKEOVER BID COSTS

In 2006, Northgate Minerals Corporation (“Northgate”) announced its intention to offer to acquire all of the Company’s outstanding shares which was in breach of a confidentiality and standstill agreement.  The B.C. Court of Appeal upheld a decision by the B.C. Supreme Court enforcing the confidentiality and standstill agreement.   As a result of this unsolicited bid the Company incurred costs of $5,247,426 and has an outstanding claim against Northgate for damages.

Aurizon Mines Ltd.

17.

CASH FLOW INFORMATION

a)

Analysis of Change in Non-cash Working Capital Items

	2007	2006	2005
	$	$	$
Accounts receivable	(740,158)	735,674	(960,500)
Gold Inventory	(511,754)	(3,836,050)	-
Supplies Inventory	(240,834)	(1,107,618)	(111,304)
Prepaids	154,066	109,092	(668,000)
Accounts payable and accrued liabilities	554,675	(22,017)	1,002,584
Increase in non-cash working capital	(784,005)	(4,120,919)	(737,220)

b)

Other information

	2007	2006	2005
	$	$	$
Taxes paid	-	-	58,737
Interest paid	4,958,318	2,399,553	-
Non-cash items:
Fair value of shares issued for mineral properties	17,500	177,050	-

c)

Cash and cash equivalents

	2007	2006	2005
	$	$	$
Cash	21,783,034	500,798	292,685
Short-term investments: banker’s acceptances with maturities at the date of acquisition of less than three months, bearing interest at 4.4% (bearing 4.16% to 4.22% in 2006)	3,053,289	8,964,417	24,717,528
Cash and cash equivalents	24,836,323	9,465,215	25,010,213

d)

Restricted cash

	2007	2006	2005
	$	$	$
Cash	2,560	5,055,400	-
Short-term investments: banker’s acceptances and bearer deposit notes with maturities at the date of acquisition of less than three months, bearing interest at rates varying from 4.55% to 4.9% (4.22% to 4.33% in 2006)	31,751,508	14,301,824	-
Restricted cash	31,754,068	19,357,224	-

Aurizon Mines Ltd.

18.

FINANCIAL INSTRUMENTS

a)    Fair value and categories of financial instruments

On adoption of the new Financial Instruments standards described in Note 3(a)(i), the Company’s financial assets, financial liabilities, and derivatives have been categorized as follows:

Financial Assets and Liabilities	Category	Basis for classification
Cash, restricted cash and cash equivalents	Held for trading	Measured at fair value at each balance sheet date with changes in value in net earning in the period in which the changes occur.
Reclamation deposits	Available for sale	Measured at fair value at each balance sheet with changes in fair value carried to other comprehensive income in the period in which the changes occur.
Accounts receivable Accounts payable and accrued liabilities Long-term debt	Cost or amortized cost

Recorded at cost, or amortized cost in the case of interest bearing instruments.  Initially, the cost of the instrument is its fair value, adjusted as appropriate for transaction costs.  The entity accrues interest income/expense over the life of the instrument.

Derivative instruments	Fair value	All derivatives are recorded on the balance sheet at fair value, with mark-to-market adjustments on these instruments included in net earnings.

The carrying values of accounts receivable and accounts payable approximate fair value due to the short periods until settlement.  The carrying value of long-term debt is estimated to approximate fair value due to the floating interest rate nature of the instrument.

b)   Interest rate risk

The Company’s cash, restricted cash and cash equivalents bear interest at fixed rates and have maturities as described in Notes 16(c) and 16(d).  The risk of investing cash equivalents into fixed interest rate investments is mitigated by the short terms in which the investments mature.  This way, the Company can adapt its investment strategy in the event of any large fluctuations in the prevailing market rates.  Long-term debt bears interest at a variable rate and matures as described in Note 10(b), and as such the Company does not bear any interest rate risk other than market risk.  A sensitivity analysis has determined that a 1% change in interest rates will cause a $0.5 million fluctuation in the interest expense over the next twelve months.

c)  Credit risk

Credit risk is the risk that a third party might fail to fulfil its performance obligations under the terms of a financial instrument.

The Company mitigates credit risk by investing its cash, restricted cash, and cash equivalents with Schedule I and Schedule II banks in Canada.  Schedule I banks are domestic banks and are authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation.  Schedule II banks are foreign bank subsidiaries authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canada Deposit and Insurance Corporation. Foreign bank subsidiaries are controlled by eligible foreign institutions.   The Company does not hold any asset backed commercial paper.

The credit risk relating to derivative instruments is mitigated by entering into derivatives with high credit-quality partners.  All counterparties are rated AA- or better as per the most recent S&P credit ratings.  The gold price protection contracts are shared between two counterparties, the largest one having 79% of the contracts.  Our foreign exchange contracts are held with three counterparties, each holding equal portions thereof.

Aurizon Mines Ltd.

18.

FINANCIAL INSTRUMENTS (continued)

d)   Foreign currency risk

The Company has implemented foreign currency programs as a result of the project debt agreement signed in 2006 (Notes 9 and 10).  These programs allow the Company to purchase Canadian dollars at predetermined exchange rates varying between 1.11 and 1.13 (Canadian dollars per U.S. dollar).

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The effect of the material measurement differences between generally accepted principles in Canada and the U.S. on the Company’s balance sheets and statements of operations and deficit is summarized as follows:

a)

Balance Sheets

	2007			2006
	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP

Cash	24,836,323		24,836,323	9,465,215		9,465,215
Restricted cash	31,754,068		31,754,068	19,357,224		19,357,224
Accounts receivable and prepaids	3,100,475		3,100,475	2,967,999		2,967,999
Refundable mining duties and tax credits	3,865,481		3,865,481	5,392,289		5,392,289
Derivative instrument assets	2,446,048		2,446,048	-		-
Inventories (f)	8,152,417	189,234	8,341,651	5,841,020	455,443	6,296,463
Current assets	74,154,812		74,344,046	43,023,747		43,479,190

Derivative instrument assets	3,416,877		3,416,877	-		-
Other assets	4,393,232		4,393,232	8,689,147	(5,252,392)	3,436,755
Property, plant & equipment (f)	39,043,105	(831,536)	38,211,569	39,909,934	(744,346)	39,165,588
Mineral properties (f)	124,602,981	(4,132,139)	120,470,842	134,606,035	(4,925,029)	129,681,006
Total assets	245,611,007		240,836,566	226,228,863		215,762,539
Current liabilities	11,574,926		11,574,926	8,742,565		8,742,565
Derivative instrument liabilities	4,851,528		4,851,528	531,135		531,135
Current portion of long term debt (f)	25,795,846	(609,617)	25,186,229	4,435,524	(609,617)	4,435,524
	42,222,300		41,612,683	13,709,224		13,099,607
Derivative instrument liabilities	15,795,242		15,795,242	8,214,098		8,214,098
Long-term debt (f)	44,923,883	(1,066,830)	43,857,053	68,840,439	(1,676,447)	67,163,992
Asset retirement obligations	2,598,339		2,598,339	2,246,931		2,246,931
Future income taxes (e), (f)	11,201,391	(702,276)	10,499,115	8,566,572	825,000	9,391,572
Total liabilities	116,741,155		114,362,432	101,577,264		100,116,200

Share capital (e)	190,975,945	3,590,210	194,566,155	193,330,698	71,913	193,402,611
Contributed surplus	837,284	287,893	1,125,177	742,943	287,893	1,030,836
Stock based compensation	6,062,359		6,062,359	2,822,050		2,822,050
Deficit	(69,005,736)	(6,273,821)	(75,279,557)	(72,244,092)	(9,365,066)	(81,609,158)
Total shareholders’ equity	128,869,852		126,474,134	124,651,599		115,646,339
Total liabilities & shareholders’ equity	245,611,007		240,836,566	226,228,863		215,762,539

Aurizon Mines Ltd.

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

b)

Statements of Operations and Deficit

	2007	2006	2005
	$	$	$
Net earnings (loss) from continuing operations - under Canadian GAAP	5,529,345	(15,036,356)	(2,041,997)
Pre-commercial production activities (f)	4,460,586	721,262	-
Government assistance (d)	(1,669,308)	-	-
Future income tax expense (e) and (f)	(1991,022)	(159,448)	(255,000)
Net earnings (loss) from continuing operations - under U.S. GAAP	6,329,601	(14,474,542)	(2,296,997)
Net earnings from discontinued operations	-	-	3,785,525
Net earnings (loss) for the year – under U.S. GAAP	6,329,601	(14,474,542)	1,488,528
Deficit - under U.S. GAAP – Beginning of Year	(81,609,158)	(67,134,616)	(68,623,144)
Deficit – under U.S. GAAP – End of Year	(75,279,557)	(81,609,158)	(67,134,616)
Basic and diluted earnings (loss) per common share from continuing operations – under U.S. GAAP	0.04	(0.10)	(0.02)
Basic and diluted earnings (loss) per common share - under U.S. GAAP	0.04	(0.10)	0.01

c)

Statements of Cash Flow

	2007	2006	2005
	$	$	$
Cash flow from operating activities – under Canadian GAAP	32,237,500	(13,022,077)	(4,137,285)
Pre-commercial production activities (f)	12,442,584	1,991,482	-
Cash flow from operating activities – under U.S. GAAP	44,680,084	(11,030,595)	(4,137,285)
Investing activities – under Canadian GAAP	(13,455,207)	(87,529,694)	(32,937,448)
Pre-commercial production activities (f)	(12,442,584)	(1,991,482)	-
Cash flow from investing activities – under U.S. GAAP	(25,897,791)	(89,521,176)	(32,937,448)

Aurizon Mines Ltd.

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

d)

Mineral Property Exploration Expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2.  For U.S. GAAP purposes, the Company expenses as incurred exploration expenditures relating to unproven mineral properties.  When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized.

e)

Flow-through shares

As described in note 14, the Company issued by way of private placements 5,500,000 flow through common shares at $2.75 per share in 2006 and 10,555,555 flow-through common shares at $1.80 per share in 2005. The Company received premiums to market on these issuances of $825,000, and $4,327,778 respectively, which were recorded in share capital under Canadian GAAP.  For SFAS 109, “Accounting for Income Taxes”, the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A liability is recognized for the premium paid by the investors.

For Canadian GAAP purposes, the Company has recorded future income tax recoveries of $3,518,297, $4,487,226 and $2,055,000 for 2007, 2006 and 2005 respectively and a corresponding reduction of share capital in respect of the flow through share financings for which the costs were renounced.  Under U.S. GAAP, future income taxes differ because of the different accounting treatment for flow-through shares.

f)

Pre-commercial production

Under Canadian GAAP, certain mine start-up revenues and costs are deferred until the mine reaches commercial levels of production and are amortized over the life of the project.  For Canadian GAAP, commercial production was achieved on May 1, 2007.  Under U.S. GAAP, these revenues and costs are reflected in the statement of earnings once the mine commences production of gold, which was in November 2006.  Accordingly, revenues, cost of sales, accretion of asset retirement obligations, depletion and depreciation of life of mine assets and financing costs are all expensed when gold production commences for U.S. GAAP purposes.

Under Canadian GAAP, interest and finance costs incurred in 2006 and 2007 totalling $4,615,929 up to May 1, 2007, the date of commencement of commercial production, were capitalized to mineral properties.  Under U.S. GAAP, interest and finance costs up to November 2006 were capitalized and carried against the value of the loan instrument and accreted over the life of the debt.

g)   FASB Interpretation No. 48 – Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (Accounting for Income Taxes) (FIN 48).

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48) to create a single model to address accounting for uncertainty in tax positions.  FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006.

Under US GAAP effective January 1, 2007 the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

Aurizon Mines Ltd.

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

h)

Impact of recently issued accounting standards

i)

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurement” to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of this Interpretation to have a significant effect on the company’s results of operations or financial position.

ii)

In February 2007, FASB issued SFAS No. 159, “Fair value option for financial assets and liabilities” which permits entities to choose to measure various financial instruments and certain other items at fair value. We do not expect the adoption of this Interpretation to have a significant effect on the company’s results of operations or financial position.

iii)

In December 2007, the FASB issued SFAS 160 a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The standard is converged with standards issued by the AcSB and IASB on this subject. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity.  Because non-controlling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.  This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.  The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. We do not expect the adoption of this Interpretation to have a significant effect on the company’s results of operations or financial position.

iv)

In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R.

The major changes to accounting for business combinations are summarized as follows:

•

all business acquisitions would be measured at fair value

•

the existing definition of a business would be expanded

•

pre-acquisition contingencies would be measured at fair value

•

most acquisition-related costs would be recognized as expense as incurred (they would no longer be part of the purchase consideration)

•

obligations for contingent consideration would be measured and recognized at fair value at acquisition date (would no longer need to wait until contingency is settled)

•

liabilities associated with restructuring or exit activities be recognized only if they meet the recognition criteria of SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, as of the acquisition date

•

non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%)

•

goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest

•

in accounting for business combinations achieved in stages, commonly called step acquisitions, the acquirer is to re-measure its pre-existing non-controlling equity investment in the acquiree at fair value as of the acquisition date and recognize any unrealized gain or loss in income

The statement is effective for periods beginning on or after December 15, 2008. We do not expect the adoption of this interpretation on or after December 15, 2008. We do not expect the adoption of this Interpretation to have a significant effect on the company’s results of operations or financial position.

Aurizon Mines Ltd.

20.

CONTRIBUTED SURPLUS

	2007	2006
	$	$
Contributed surplus – beginning of year	742,943	742,943
Cancellation of vested stock options	94,341	-
Contributed surplus – end of year	837,284	742,943

21.

DISPOSITION OF SLEEPING GIANT MINE

On May 11, 2005, the Company completed the sale of its 50% interest in the Sleeping Giant Mine for net proceeds of $4,984,336.  The Company recorded an after-tax gain of $3,954,907 on the transaction.  All environmental liabilities and reclamation costs associated with the operation and ultimate closure of the mine have been assumed by the purchaser.

For accounting purposes, the disposition of Sleeping Giant is considered a discontinued operation and its results for 2005 are presented separately on the Statements of Operations and Cash Flow.

a)

Earnings from discontinued operation

2005
$

Revenues	5,218,178
Operating costs	(4,912,706)
Depreciation and depletion	(441,695)
Accretion	(33,159)
Net loss	(169,382)
Gain on sale	3,954,907
Net earnings from discontinued operation	3,785,525

b)

Cash flow from discontinued operation

In 2005, the discontinued operation generated a net cash outflow of $309,795, consisting of cash inflows of $207,881 and $334,892 from operating and financing activities respectively, and cash outflows of $852,568 from investing activities.

Aurizon Mines Ltd.

Notes

JOANNA

- Established mineral resources of 600,000 indicated gold ounces and 1.4 million inferred ounces
- 4 drill rigs on site
- Metallurgical and geotechnical testwork in progress
- Preliminary assessment report to address the technical parameter of the project should be completed early in the 2nd quarter 2008

AURIZON MINES LTD.
JOANNA PROJECT - QUEBEC
Joanna
Infilling Drilling Area
Cadillac Break
Doyon Mine 12Km
Rouyn 15km
Hwy117
2.5km
Indicated Resources: 420 000 oz
Inferred Resources: 1 150 000 oz
East Block
Indicated Resources : 210 000 oz
Inferred Resources : 263 000 oz
Infilling Drilling Area
Deep Exploration
Drilling Area

KIPAWA

- Large gold/uranium/rare earth elements prospect, close to infrastructure
- It is anticipated that 2008 exploration activity will include trenching and drilling to follow up on the discoveries of gold/uranium and rare earth elements made in 2007
- Work will commence upon the receipt of the necessary approvals from the First Nations communities and government agencies

Shear Zone
High gold
grades in till

AURIZON MINES LTD. - CORPORATE DIRECTORY

CORPORATE OFFICE
Aurizon Mines Ltd.
Suite 3120, 666 Burrard Street,
Vancouver, B.C. V6C 2X8
Tel: (604) 687-6600
Fax: (604) 687-3932
Email: info@aurizon.com

OPERATIONS
Mines Aurizon ltée
C.P. 487, 1010 - 3rd Avenue East,
Val-d'Or, Quebec J9P 4P5
Tel: (819) 874-4511
Fax: (819) 874-3391
Email: aurizon@aurizon.qc.ca

ANNUAL MEETING
2:00 p.m. Pacific Daylight Time,
Wednesday, May 14, 2008
Computershare Investor Services Inc.
3rd Floor Boardroom,
510 Burrard Street,
Vancouver, B.C. V6C 3B9

TRANSFER AGENT & REGISTRAR
Computershare Investor Services Inc.
510 Burrard Street,
Vancouver, B.C. V6C 3B9
National Call Centre: 1-800-564-6253
Tel: (604) 661-0222
Fax: (604) 661-9480
Email: service@computershare.com

LEGAL COUNSEL
DuMoulin Black
Barristers & Solicitors
10th Floor - 595 Howe Street,
Vancouver, B.C. V6C 2T5
Tel: (604) 687-1224
Fax: (604) 687-3635

AUDITORS
PricewaterhouseCoopers LLP
250 Howe Street, Suite 700
Vancouver, B.C. V6C 3S7
Tel: (604) 806-7000
Fax: (604) 806-7806

INVESTOR RELATIONS
For investor inquiries and an investors package, including a Financial Report in French, please contact Investor Relations at:
Tel: (604) 687-6600
Fax: (604) 687-3932
Email: info@aurizon.com
Web Site: www.aurizon.com
Toll Free Can./U.S.: 1-888-411-GOLD (4653)

An electronic copy of the 2007 Financial Report and the 2008 Annual Meeting Proxy Statement is available online in the Investors Section of the Company's website at www.aurizon.com

Electronic copies of quarterly earnings reports and recent news releases may also be found in the same location.

STOCK EXCHANGE LISTINGS
Toronto Stock Exchange
Ticker Symbol: **ARZ**
The American Stock Exchange
Ticker Symbol: **AZK**

CAPITALIZATION

Authorized	
Common Shares:	500,000,000
Preferred Shares:	100,000,100
Issued at December 31, 2007	
Common Shares:	146,730,948
Fully diluted:	153,336,548

DIRECTORS
SARGENT H. BERNER [1]
LOUIS DIONNE [1]
RICHARD FAUCHER [2]
DIANE FRANCIS
DAVID P. HALL
FRANK A. LANG
BRIAN S. MOORHOUSE, *Lead Director* [1,2]
ROBERT NORMAND [2]
IAN S. WALTON

[1] Member of Executive Compensation and Corporate Governance Committee
[2] Member of Audit Committee

MANAGEMENT
DAVID P. HALL, C.A.
Chairman, President & Chief Executive Officer

IAN S. WALTON, C.A.
Executive Vice-President & Chief Financial Officer

MICHEL GILBERT, ing.
Vice President

GILLES BROUSSEAU
General Manager, Mining

JULIE A. STOKKE KEMP
Corporate Secretary

CHRIS MCLEAN, CMA
Corporate Controller

2007

Corporate Office
From left to right: Chris McLean, David P. Hall, Jennifer North, Ian S. Walton, Julie A. Stokke Kemp, Angela McMillan

*Caution Concerning Forward Looking Statements

This Annual Report contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, mineral reserves and resources, mine life, production and work programs. Forward-looking statements express, as at the date of this Annual Report, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "forecast", "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "indicates", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to inherent uncertainties associated with exploration, conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; or in the delays in the completion of development or construction activities, environmental risks and hazards, risks of delays in construction and other risks more fully described in the Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission ("BC Securities Commission"). The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. Further, the Company describes mineral resources associated with its properties utilizing terminology such as "indicated" or "inferred" which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. The Company may use certain terms in this document, such as "mineral resources", "indicated mineral resources" and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This Annual Report may use the term "indicated" resources. U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. **U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.**

This Annual Report may also use the term "inferred" resources. U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. **U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.**

Aurizon Mines Ltd.
ARZ:TSX
AZK:AMEX
2007 Financial Report

Aurizon Mines Ltd.
Suite 3120, 666 Burrard Street
Vancouver, BC
Canada V6C 2X8
Tel:604-687-6600
Fax: 604-687-3932

www.aurizon.com